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As filed with the Securities and Exchange Commission on August 4, 2009

Registration No. 333-144571

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

DYNCORP INTERNATIONAL INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	01-0824791 (I.R.S. Employer Identification Number)
3190 Fairview Park Drive, Suite 700 Falls Church, Virginia 22042 (571) 722-0210 (Address, including zip code, and telephone number, including area code, of registrant's principal executive office)

Curtis L. Schehr, Esq.
Senior Vice President, Chief Compliance Officer & Executive Counsel
DynCorp International Inc.
3190 Fairview Park Drive, Suite 700
Falls Church, Virginia 22042
(571) 722-0210
(Name, address, including zip code, and
telephone number, including area code, of agent for service)

Copies to:
Michael R. Littenberg, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, NY 10022 Ph: (212) 756-2000 Fax: (212) 593-5955	Peter M. Labonski, Esq. Latham & Watkins LLP 855 Third Avenue New York, NY 10022 Ph: (212) 906-1200 Fax: (212) 751-4864

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.

          If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.    ☐

          If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.    ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholder named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling stockholder named in this prospectus is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated August 4, 2009.

10,000,000 Shares

DYNCORP INTERNATIONAL INC.
 Class A Common Stock

        All of the shares of Class A common stock to be sold in this offering are being sold by our controlling stockholder, DIV Holding LLC, an affiliate of Veritas Capital Management II, L.L.C., which we refer to in this prospectus as the "selling stockholder". We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholder.

        Our Class A common stock is listed on the New York Stock Exchange, or NYSE, under the symbol "DCP". The last reported sale price of our Class A common stock on August 3, 2009 was $21.49 per share.

        See "Risk Factors" beginning on page 11 to read about factors you should consider before buying shares of our Class A common stock.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial price to public	$	$
Underwriting discount	$	$
Proceeds, before expenses, to the selling stockholder	$	$

        To the extent that the underwriters sell more than 10,000,000 shares of our Class A common stock, the underwriters have the option to purchase up to an additional 1,500,000 shares from the selling stockholder at the initial price to the public less the underwriting discount.

        The underwriters expect to deliver the shares against payment in New York, New York on              , 2009.

Goldman, Sachs & Co.	Credit Suisse

        Prospectus dated                            , 2009.

DynCorp INTERNATIONAL

Global Integrated Solutions

POLICE

We serve today for a safe tomorrow.™

        You should rely only on the information contained in this prospectus. Neither we nor the selling stockholder has authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the selling stockholder is making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

 FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated by reference in this prospectus contain various historical and forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act. Forward-looking statements, written, oral or otherwise made, represent our expectation or belief concerning future events. Forward-looking statements involve risks and uncertainties. Without limiting the foregoing, the words "believes," "thinks," "estimates," "anticipates," "plans," "expects" and similar expressions identify forward-looking statements. Statements regarding the amounts of our backlog, estimated remaining contract values and estimated total contract values are other examples of forward-looking statements. We caution that these statements are qualified by important economic, competitive, governmental and technological factors that could cause our business, strategy or actual results or events to differ materially, or otherwise, from those in the forward-looking statements, including, without limitation, our substantial level of indebtedness; policy and/or spending changes implemented by the Obama administration; termination of key U.S. government contracts; changes in the demand for our services; pursuit of new commercial business in the U.S. and abroad; activities of competitors including bid protests; changes in significant operating expenses; changes in availability of or cost of capital; general political, economic and business conditions in the U.S. and abroad; acts of war or terrorist activities; variations in performance of financial markets; the inherent difficulties of estimating future contract revenue; anticipated revenue from indefinite delivery, indefinite quantity ("IDIQ") contracts; expected percentages of future revenue represented by fixed-price and time-and-materials contracts; and other risks detailed from time to time in our reports filed with the Securities and Exchange Commission, or SEC, that are incorporated herein by reference. Accordingly, such forward-looking statements do not purport to be predictions of future events or circumstances; therefore, there can be no assurance that any forward-looking statement contained herein will prove to be accurate. We assume no obligation to update the forward-looking statements.

MARKET DATA, BACKLOG AND ESTIMATED CONTRACT VALUES

        In this prospectus, we refer to information regarding market data obtained from internal sources, market research, publicly available information and industry publications. Estimates are inherently uncertain and the estimates contained herein involve risks and uncertainties and are subject to change based on various factors, including those discussed under the caption "Risk Factors" in this prospectus. We also refer to "backlog," "estimated remaining contract value" and "estimated total contract value" in this prospectus and the documents incorporated by reference when describing our contracts and operating results. Each of these terms is described below.

Backlog

        We track backlog in order to assess our current business development effectiveness and to assist us in forecasting our future business needs and financial performance. Our backlog consists of funded and unfunded amounts under contracts. Funded backlog is equal to the amounts actually appropriated by a customer for payment of goods and services less actual revenue recognized as of the measurement date under that appropriation. Unfunded backlog is the actual dollar value of priced contract options and the unfunded portion of exercised contract options. Most of our U.S. government contracts allow the customer the option to extend the period of performance of a contract for a period of one or more years. These priced options may or may not be exercised at the sole discretion of the customer. Historically, it has been our experience that the customer has typically exercised contract options.

        Firm funding for our contracts is usually made for one year at a time, with the remainder of the contract period consisting of a series of one-year options. As is the case with the base period of our U.S. government contracts, option periods are subject to the availability of funding for contract performance. The U.S. government is legally prohibited from ordering work under a contract in the

i

absence of funding. Our historical experience has been that the government has typically funded the option periods of our contracts.

Estimated Remaining Contract Value

        Our estimated remaining contract value represents total backlog plus management's estimate of future revenue under IDIQ contracts for task or delivery orders that have not been awarded. Future revenue represents management's estimate of revenue that will be recognized from the end of current task orders until the end of the IDIQ contract term and is based on our experience and performance under our existing contracts and management judgments and estimates with respect to future task or delivery order awards. Although we believe our estimates are reasonable, there can be no assurance that our existing contracts will result in actual revenue in any particular period or at all. Our estimated remaining contract value could vary or even change significantly depending upon various factors, including government policies, government budgets and appropriations, the accuracy of our estimates of work to be performed under time and material contracts and whether we successfully compete with any multiple bidders in IDIQ contracts.

Estimated Total Contract Value

        The estimated total contract value represents amounts expected to be realized from the current award date to the current contract end date (i.e., revenue recognized to date plus backlog). For the reasons stated above and under "Risk Factors" below, the estimated total contract value specified under a government contract or task order is not necessarily indicative of the revenue that we will ultimately realize under that contract.

ii

 PROSPECTUS SUMMARY

        The following summary does not contain all the information that you should consider in making an investment decision and should be read together with the more detailed information appearing elsewhere in this prospectus, including "Risk Factors" and the financial statements and related notes incorporated by reference herein. In this prospectus, unless the context requires otherwise, references to "we," "us," "our," the "Company" or "DynCorp International" refer to DynCorp International Inc. and its consolidated subsidiaries and include our predecessors. We refer to our subsidiary, DynCorp International LLC, and its subsidiaries, as our "operating company." All references in this prospectus to fiscal years made in connection with our financial statements or operating results refer to our fiscal year ended on the Friday closest to March 31 of such year. For example, "fiscal 2009" refers to our fiscal year ended April 3, 2009. All references in this prospectus to fiscal years of the U.S. government pertain to the fiscal year which ends on September 30 of each year.

Our Company

        We are a leading provider of specialized mission-critical professional and support services for the U.S. military, non-military U.S. governmental agencies and foreign governments. Our specific global expertise is in law enforcement training and support, security services, base and logistics operations, construction management, aviation services and operations, and linguist services. We also provide logistics support for all our services, including those services provided under the recently-awarded LOGCAP IV contract. We have provided essential services to numerous U.S. government departments and agencies since 1951. Our customers include the U.S. Department of Defense ("DoD"), the U.S. Department of State ("DoS"), foreign governments, commercial customers and certain other U.S. federal, state and local government departments and agencies. Revenues from U.S. government contracts accounted for approximately 96% of our total revenues in fiscal 2009 and we were the prime contractor on contracts representing approximately 96% of our total revenues in fiscal 2009. As of July 3, 2009, we had over 25,100 employees in more than 30 countries, approximately 58 active contracts ranging in duration from three to ten years and 110 task orders.

        From fiscal 2001 to fiscal 2009, our revenues and EBITDA increased at a compound annual growth rate, or CAGR, of 23.2% and 32.2%, respectively. For the definition of EBITDA and its reconciliation to net income attributable to DynCorp International Inc., see footnote 1 to the table under "—Summary Consolidated Historical Financial Data." Our revenues and EBITDA, for fiscal 2009 as compared with fiscal 2008, increased by 44.9% and 24.4%, respectively. In fiscal 2009, we generated revenues, EBITDA and net income attributable to DynCorp International Inc. of $3.1 billion, $217.6 million and $69.8 million, respectively, as compared with $2.1 billion, $174.8 million and $48.0 million, respectively, in fiscal 2008. As a percentage of revenues for fiscal 2009, our contract mix for fixed-price, time-and-materials and cost-reimbursement contracts was 27%, 24% and 49%, respectively, as compared with 37%, 33% and 30%, respectively, in fiscal 2008.

        As of July 3, 2009, we had a total backlog of approximately $6.7 billion. Historically, substantially all of our backlog has been converted into revenues at or above stated contract values. Backlog does not take into account any expenses associated with the contracts, and converting backlog into revenues would not reflect income associated with contracts. In addition to our backlog, as of July 3, 2009, we had $8.7 billion of estimated remaining contract value, which represents total backlog plus management's estimate of future revenue under our existing IDIQ contracts.

Industry Overview

        The U.S. government is the largest purchaser of the services we provide. We expect that continued significant government spending will be a significant factor in the growth of our business.

        The DoD budget for fiscal 2010 has been proposed to Congress at $533.8 billion and $130.0 billion in Overseas Contingency Operations ("OCO") funds. The Operation and Maintenance ("O&M") portion of the DoD budget, which funds the majority of the services that we provide, is the largest segment of DoD military spending. For fiscal 2010, the DoD proposed O&M spending of $185.7 billion, which represents 35% of the total DoD military budget.

        The fiscal 2010 DoS Function 150/International Affairs budget, which represents the portion of the DoS budget that is contractor addressable, has been proposed to Congress at $27.1 billion. Similarly, the U.S. Department of Homeland Security ("DHS") budget for fiscal 2010 has been proposed to Congress at $55.1 billion. Services reflected in these budgets include many that we provide, such as law enforcement training, eradication of international narcotics, temporary housing for victims of calamities, training and deployment of agents along national borders, and certain contingency and security services.

        In addition to significant projected U.S. government spending, we believe the following industry trends will further increase demand for the services we provide in our target markets:

  •
  The continued use of contractors to augment non-combat forces during conflict operations, including personnel support, base operations and logistics, platform support and maintenance, and contingency operations, due to increased military operational tempo, equipment service life extensions and economic pressures on the DoD budget;

  •
  Increased use of contractor support in post-conflict rebuilding efforts, including military logistics and equipment reset support, infrastructure development, training and mentoring, and capacity building;

  •
  Increased outsourcing by foreign militaries of maintenance, supply support, facilities management and construction management-related services; and

  •
  The shift from single award to more multiple award IDIQ contracts, which may offer us an opportunity to increase revenues under these contracts by competing for task orders with the other contract awardees.

        There is an increasing indication from the Obama administration that the U.S. government may move away from private contractors and utilize military or government personnel in performing support services throughout the federal government. This "insourcing" of previously contracted support services could diminish the U.S. government's reliance on private contractors in the future. While we continue to monitor this trend going forward, we do not believe that insourcing will have a material impact to our operations in the near term.

Business Overview

        On April 6, 2009, we announced a reorganization of our business structure to better align with strategic markets and to streamline our infrastructure. Under the new alignment, we report based on three new segments, two of which, Global Stabilization and Development Solutions ("GSDS") and Global Platform Support Solutions ("GPSS"), are wholly-owned, and the third, Global Linguistic Solutions ("GLS"), is a 51% owned joint venture. The new structure became effective April 4, 2009, the start of fiscal 2010. The following table describes the key service offerings for each of GSDS, GPSS and GLS:

Global Stabilization and Development Solutions	Global Platform Support Solutions	Global Linguist Solutions

Civilian Police—Provides international policing and police training, judicial support, immigration support and base operations.

 Security & Mentoring—Provides senior advisors and mentors to foreign governmental agencies and provides security and personal protection for diplomats and governmental senior officials.

 LOGCAP IV—Supports U.S. military operations and maintenance support, including but not limited to: construction services, facilities management, electrical power, water, sewage and waste management, laundry operations, food services and transportation motor pool operations.

 Operations—Provides peace-keeping logistics support, humanitarian relief, weapons removal and abatement, worldwide contingency planning and other rapid response services. Other services include inventory procurement and tracking services, equipment maintenance, property control, data entry, mobile repair services, facility and equipment maintenance and control and custodial and administrative services.

Infrastructure—Provides civil, electrical, environmental and mechanical engineering and construction management services.

Aviation Life Cycle Support—Provides worldwide support of U.S. Army, Air Force and Navy fixed wing assets. Aircraft are deployed throughout the U.S., Europe, Asia, South America and the Middle East. This includes flight line and depot level maintenance consisting of scheduled and unscheduled events.

 Domestic Aviation Operations and Support—Provides aircraft fleet maintenance and modification services, ground vehicle maintenance and modification services, pilot and maintenance training, logistics support, air traffic control services, base and depot operations, program management, engineering services and aerial firefighting services.

 Field Service Operations—Provides worldwide maintenance, modification, repair, and logistics support on aircraft, weapons systems, and related support equipment to the DoD and other U.S. government agencies.

 International Aviation Operations and Support—Provides aircraft fleet maintenance and modification services, ground vehicle maintenance and modification services, pilot and maintenance training, logistics support, air traffic control services, base and depot operations, program management and engineering services.

 International Narcotics and Law Enforcement Air Wing—Conducts foreign assistance programs to reduce the flow of international narcotics.

Land Systems—Provides maintenance, operations, support, life extension, engineering, marine services and program management services primarily for ground vehicles and docked ships.

Global Linguist Solutions—This consolidated joint venture between DynCorp International and McNeil Technologies provides rapid recruitment, deployment and on-site management of in-theatre interpreters and translators to the U.S. Military for a wide range of foreign languages.

        The following table sets forth information for certain of our principal contracts, including estimated total contract values as of July 3, 2009:

Contract	Principal Customer	Segment	Initial/Current Award Date	Current Contract End Date	Estimated Total Contract Value(1)
Civilian Police Program	DoS	GSDS	Feb 1994/Feb 2004	August 2009	$3.9 billion	(2)
INSCOM/GLS	U.S. Army	GLS	March 2008	April 2013	$3.8 billion	(2)(3)
Contract Field Teams	DoD	GPSS	Oct 1951/Oct 2008	Sept 2015	$330 million	(2)(4)
International Narcotics and Law Enforcement	DoS	GPSS	Jan 1991/May 2005	Oct 2014	$1.3 billion	(2)
Life Cycle Contractor Support	U.S. Army / U.S. Navy	GSDS	August 2000	Jan 2010	$1.2 billion
Worldwide Personal Protective Services	DoS	GSDS	March 2000	Sept 2014	$1.0 billion	(2)
LOGCAP IV	U.S. Army	GSDS	April 2008	April 2018	$100 million	(2)(5)

(1)
Estimated total contract value has the meaning indicated in "Estimated Total Contract Value" on page ii and is not necessarily representative of the amount of work we will actually be awarded under the contract.

(2)
This contract is an IDIQ contract. For the reasons stated under "Risk Factors" below, the estimated total contract value specified under a government contract or task order is not necessarily indicative of the revenue that we will ultimately realize under that contract.

(3)
This contract was awarded to GLS, a joint venture of DynCorp International (which owns a 51% majority interest) and McNeil Technologies (which owns the remaining interest).

(4)
The Contract Field Teams ("CFT") contract is a multiple award IDIQ contract where the value of the task orders awarded to date is nominal compared to the awards expected over the life of the contract. The ceiling for all awardees under the contract is $10.1 billion; however, our estimated revenue over the life of the contract is $1.5 billion.

(5)
The LOGCAP IV contract is a multiple award IDIQ contract where the value of the task orders awarded to date is nominal compared to the awards expected over the life of the contract. LOGCAP IV has a $5 billion ceiling per year over ten years; however, our estimated revenue over the life of the contract is $5.9 billion. In July 2009, we won a task order under the LOGCAP IV contract with a value of $643 million for the first full year. This task order is for one base year and four one-year options.

Business Strengths

        We believe our core strengths include the following:

        Leading Market Position.    We are a leading provider of specialized mission-critical technical services to civilian and military government agencies. We believe that our global presence and highly specialized personnel enable us to meet our customers' specifications anywhere in the world with one of the fastest response times in the industry. Our GLS joint venture is the prime contractor on the $3.8 billion INSCOM contract, which has a $4.6 billion ceiling, and in April 2008 we were selected as one of three prime contractors to provide logistics support under the 10-year, $50 billion LOGCAP IV IDIQ contract. LOGCAP IV is the Army component of the DoD's initiative to award contracts to U.S. companies with a broad range of logistics capabilities to support U.S. and allied forces during combat, peacekeeping, humanitarian and training operations and has an annual ceiling value to us and our subcontractors of approximately $5 billion, depending on the number of individual task orders that are awarded under the contract. We believe that we are currently the largest provider of CFT services to the DoD and are the sole contractor under the DoS International Narcotics and Law Enforcement Air-Wing program. In addition, we estimate that we have performed in excess of 90% of the dollar value of awarded task orders for the DoS Civilian Police Program ("CIVPOL") since its inception in February 2004.

        Major Franchise Programs and Backlog Provide a Stable Revenue Base.    We have a revenue base derived from approximately 58 active contracts and 110 active task orders as of July 3, 2009 with different agencies of the U.S. government that are spread over a diverse mix of activities, services and platforms. The terms of our contracts generally range from three to ten years and, as of July 3, 2009, we had a total contracted backlog of approximately $6.7 billion. This large contracted backlog represents funding for a variety of programs around the world. For example, in July 2009, we were awarded a task order with a one-year base period with a value of $643 million under our LOGCAP IV contract. The LOGCAP IV contract has a 10-year life and $50 billion contract ceiling. In addition, the INSCOM contract awarded to our GLS joint venture has a current estimated total contract value of $3.8 billion and an end date of April 2013 and our CIVPOL contract has provided us the opportunity to serve as the U.S. government's prime contractor under that contract for 15 years. We have been a provider of maintenance services under the CFT contract for over 58 years. The current CFT contract, which started in October 2008 and has a duration of seven years has a ceiling of $10.1 billion for all awardees, of which $330 million represents the estimated total contract value.

        Attractive Industry Fundamentals.    Our end markets are large. The O&M portion of the DoD budget, which includes the majority of the services we provide, is the largest segment of the DoD military spending. Due to sustained high military operational tempo, equipment service life extensions and economic pressures on the DoD budget, the U.S. and foreign militaries are expected to continue to use contractors to augment non-combat forces during conflict operations, including personnel support, base operations and logistics, platform support and maintenance, and contingency operations. Additionally, certain foreign governments are expected to increase their use of contractor support in post-conflict rebuilding efforts, including military logistics and equipment reset support, infrastructure development, training and mentoring, and capacity building. An example of these efforts is the LOGCAP IV contract, awarded in April 2008, which is intended to fund the use of civilian contractors to perform selected services in a theater of operations to augment U.S. Army forces and release military units for other missions or to fill U.S. Army resource shortfalls.

        Long-Standing and Strong Customer Relationships.    We have provided services to the DoD for over 58 years and to the DoS for 18 years. We have been a participant in the CFT program for 58 years and have been the prime contractor for our CIVPOL contract for 15 years. We also have participated in a number of other high-priority U.S. government programs for over a decade. Our key executives have developed long-standing and strong relationships with U.S. military and government officials, and we believe that the longevity and depth of our customer relationships have positioned us as a contractor of choice for our customers. In fiscal 2009, we generated approximately 96% of our revenues as a prime contractor, and we were one of the largest private contractors based on dollar volume to the DoS.

        Global Business Development Capability.    We have a long-standing presence in the Middle East. In addition, we have frontline sales and marketing personnel in the United States, Europe, Africa and Asia-Pacific. We also market our services through relationships with military and government officials, through joint ventures and at international trade shows.

        Attractive Cash Flow Dynamics.    Due to the nature of the services that we provide, we generally benefit from low capital expenditure requirements, which contribute to our ability to generate strong cash flow. We convert substantially all of our EBITDA to free cash flow before debt services and taxes. We believe that our ability to generate strong cash flow provides us with a substantial degree of operating flexibility beyond servicing our debt, thereby allowing us to fund our growth initiatives. For fiscal 2009, free cash flow as a percentage of EBITDA was 61.4% versus 19.8% for fiscal 2008.

        Experienced Management Team with Strong Government Relationships.    Our operating company's senior management team has extensive industry expertise with an average of approximately 20 years of experience working in our industry. Many members of our management and our board of directors have had military and government experience and have long-standing relationships with U.S. military and U.S. government officials.

Business Strategy

        Our objective is to increase our revenues and earnings through the following strategies:

        Exploit Current Business Opportunities and Backlog.    As of July 3, 2009, our backlog was approximately $6.7 billion. Recently, we won, under our existing LOGCAP IV contract, the task order for logistics support for the Afghanistan-South area of responsibility, with a value of $643 million for the first full year. This task order is for one base year and four one year options. Additionally, we won a contract with Federal Emergency Management Agency ("FEMA") Partnership for Temporary Housing, LLC to provide temporary housing and support for shelter operations for disaster victims (potential value of $375 million over the one-year base period and four one-year option periods) and a contract with the DoS to provide aviation and aviation support services in Iraq under the Worldwide Personal Protective Services program. This contract was awarded for a base year plus four one-year options and has a total potential value of $915 million if all options are exercised. In addition to servicing our backlog, we intend to leverage our existing contract base to expand the scope of our activities as a result of contract renewals, favorable contract modifications and new task orders. We also plan to expand the scope of services we provide to our existing customers.

        Capitalize on Industry Trends.    We intend to continue to capitalize on the U.S. government's reliance on civilian contractors and significant spending on the types of services we provide. We believe that as the military industry moves towards post-conflict operations, further opportunities for support and stability operations and the application of "soft" and "smart" power will exist. We believe that we are well positioned to benefit from these trends, given our breadth of services and experience, global reach and strong operating performance.

        Grow Our Revenue Base.    We plan to maintain and grow our contractually recurring revenue base by winning recompetitions for our existing contracts and leveraging our deep customer relationships to create new business opportunities. Our revenues have grown at a CAGR of 23.2% since fiscal 2001. Historically, a significant portion of our revenues has been under contract at the beginning of our fiscal year. We actively seek to expand our relationships to provide additional services and solutions to our customers as their needs evolve, as evidenced by our recent FEMA, INSCOM, and LOGCAP IV contract awards. These awards significantly expand our business with the DoD, and we believe our proven ability to perform large-scale, complex programs for customers in our targeted service areas will continue to create additional revenue opportunities in the future.

        Continue to Enhance Financial Performance and Operating Efficiency.    We believe a key element of our success has been our continued focus on growing our business and expanding our margins. Since fiscal 2001, we have established a track record of revenue and EBITDA growth. Our extensive service experience and understanding of cost structure, developed from managing our diversified contract mix, have helped us to expand our EBITDA margin from 4.0% in fiscal 2001 to 7.0% in fiscal 2009. We will seek to further increase our profitability by reducing operating costs and realizing improved efficiencies across our business. Furthermore, we believe that, by aligning ourselves with the right strategic partners, such as McNeil Technologies, our joint venture partner in GLS, and CH2M Hill and Taos Industries, Inc., our partners under LOGCAP IV, we will be well-positioned to meet our customers' requirements and win future contract awards and task orders, leading over time to further revenue growth and enhanced profitability.

        Pursue Foreign Government Opportunities.    We believe that there is significant potential to increase the business that we generate from foreign governments by leveraging the expertise that we have developed through our work with the U.S. government. In particular, certain oil- and natural gas-rich nations have indicated a desire to increase spending for security, logistics and aviation services expertise that is often unavailable to them domestically. We believe that our significant experience in the Middle East and other parts of the world will allow us to effectively compete for these contracts. For example, in fiscal 2007, we were awarded a subcontract to provide the United Arab Emirates, Ministry of Defense depot-level maintenance, supply-chain management, maintenance training and facilities management for approximately 17,000 items of ground equipment. This subcontract has an estimated total contract value of approximately $164 million.

        Selectively Pursue Acquisitions.    We intend to evaluate and pursue acquisitions on a strategic basis, with a view to increasing our revenues, improving our profitability and strengthening our competitive position through adding complementary skills and customers. Acquisitions may be funded through the issuance of equity, the incurrence of debt, cash on hand, or a combination of the foregoing.

Recent Developments

        For the fiscal quarter ended July 3, 2009, our revenue was $785.2 million, our EBITDA was $58.5 million, our net income attributable to DynCorp International Inc. was $20.6 million, our net income attributable to DynCorp International Inc. stockholders was $0.36 per share, our backlog was $6.7 billion and our total debt was $566.4 million. See "—Summary Consolidated Historical Financial Data" for further information concerning our results for the fiscal quarter ended July 3, 2009.

Our History

        We operated as a separate subsidiary of DynCorp from December 2000 to March 2003 and of Computer Sciences Corporation from March 2003 until February 2005. On February 11, 2005, Computer Sciences Corporation sold our business to DynCorp International Inc., a newly formed entity controlled by The Veritas Capital Fund II, L.P. and its affiliates, which we refer to as "Veritas Capital".

Corporate Information

        We are a Delaware corporation. Our principal executive offices are located at 3190 Fairview Park Drive, Suite 700, Falls Church, VA 22042 and our telephone number is (571) 722-0210. Our website address is http://www.dyncorpinternational.com. We make our website content available for information purposes only. We do not incorporate the information on our website into this prospectus, and you should not consider it part of this prospectus. You should not rely upon the information on our website for investment purposes.

 THE OFFERING

Class A common stock, or common stock, offered by the selling stockholder	10,000,000 shares
Option to purchase additional shares granted by the selling stockholder	1,500,000 shares
Selling stockholder

All the shares of common stock offered by this prospectus are to be sold by DIV Holding LLC, our controlling stockholder and an affiliate of Veritas Capital. We will not offer any shares of common stock in this offering.

Common stock to be outstanding immediately after this offering	56,251,900 shares
Use of proceeds	We will not receive any proceeds from the sale of the shares of common stock being offered by this prospectus.
New York Stock Exchange symbol	DCP
Risk factors

For a discussion of risks relating to our company, our business and an investment in our common stock, see "Risk Factors" and all other information set forth in this prospectus and incorporated herein by reference.

 SUMMARY CONSOLIDATED HISTORICAL FINANCIAL DATA

        The summary consolidated historical financial data for fiscal 2007, fiscal 2008 and fiscal 2009 are derived from our consolidated financial statements. The summary consolidated historical financial data as of and for the three month period ended July 3, 2009 and for the three month period ended July 4, 2008 have been derived from our unaudited consolidated financial statements, which, in our opinion, have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the information included therein.

        This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes thereto incorporated herein by reference.

	Fiscal Year Ended			Fiscal Quarter Ended
	March 30, 2007	March 28, 2008	April 3, 2009	July 4, 2008	July 3, 2009
				(unaudited)	(unaudited)
	(amounts in thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
Revenue	$2,082,274	$2,139,761	$3,101,093	$716,794	$785,177

Costs of services	1,817,707	1,859,666	2,768,962	638,389	699,093
Selling, general and administrative expenses	107,681	117,919	103,583	27,851	23,438
Depreciation and amortization expense	43,401	42,173	40,557	10,560	10,145

Total costs and expenses	1,968,789	2,019,758	2,913,102	676,800	732,676

Operating income	113,485	120,003	187,991	39,994	52,501
Interest expense	58,412	55,374	58,782	14,215	14,610
Loss on early extinguishment of debt, net	3,484	—	4,131	—	—
Interest expense on mandatory redeemable shares	3,002	—	—	—	—
Loss on extinguishment of preferred stock	5,717	—	—	—	—
Earnings from affiliates	(2,913)	(4,758)	(5,223)	(1,117)	(1,054)
Interest income	(1,789)	(3,062)	(2,195)	(344)	(339)
Other (income)/loss, net	—	(199)	(145)	(705)	213

Income before income taxes	47,572	72,468	132,641	27,945	39,071
Provision for income taxes	20,549	27,999	41,995	9,316	12,627

Net income	27,023	44,649	90,646	18,629	26,444
Noncontrolling interest	—	3,306	(20,876)	(649)	(5,799)

Net income attributable to DynCorp International Inc.	$27,023	$47,955	$69,770	$17,980	$20,645

Basic and diluted earnings per share	$0.49	$0.84	$1.22	$0.31	$0.36

	Fiscal Year Ended			Fiscal Quarter Ended
	March 30, 2007	March 28, 2008	April 3, 2009	July 4, 2008	July 3, 2009
				(unaudited)	(unaudited)
	(dollars in thousands, except for backlog, which is in millions)
OTHER FINANCIAL DATA:
EBITDA(1)	$163,438	$174,820	$217,557	$52,322	$58,532
Capital expenditures	$9,317	$7,738	$7,280	$1,816	$1,294
Backlog(2)	$6,132	$5,961	$6,298	$6,555	$6,688

	Fiscal Year Ended			Fiscal Quarter Ended
	March 30, 2007	March 28, 2008	April 3, 2009	July 4, 2008	July 3, 2009
				(unaudited)	(unaudited)
	(dollars in thousands)
BALANCE SHEET DATA (end of period):
Cash and cash equivalents	$102,455	$85,379	$200,222	$33,500	$159,293
Working capital(3)	$282,929	$361,813	$439,997	$395,000	$465,357
Total assets	$1,362,901	$1,402,709	$1,539,214	$1,502,459	$1,545,625
Total debt	$630,994	$593,162	$599,912	$591,614	$566,383
Stockholders' equity attributable to DynCorp International Inc.	$379,674	$424,285	$497,521	$445,346	$518,658

(1)
We define EBITDA as net income attributable to DynCorp International Inc. under generally accepted accounting principles, or GAAP, adjusted for interest, taxes, depreciation and amortization, loss on extinguishment of debt, and a portion of other expense related to interest rate swap losses. We use EBITDA as a supplemental measure in the evaluation of our business and believe that EBITDA provides a meaningful measure of operational performance on a consolidated basis, because it eliminates the effects of period to period changes in taxes, costs associated with capital investments and interest expense and is consistent with one of the measures we use to evaluate management's performance for incentive compensation. EBITDA is not a financial measure calculated in accordance with GAAP. Accordingly, it should not be considered in isolation or as a substitute for net income attributable to DynCorp International Inc. or other financial measures prepared in accordance with GAAP. When evaluating EBITDA, investors should consider, among other factors, (i) increasing or decreasing trends in EBITDA, (ii) whether EBITDA has remained at positive levels historically, and (iii) how EBITDA compares to our debt outstanding. The non-GAAP measure of EBITDA has certain limitations. It does not include interest expense, which is a necessary and ongoing part of our cost structure resulting from debt incurred to expand operations. EBITDA also excludes tax, depreciation and amortization expenses. Because these are material and recurring items, any measure, including EBITDA, that excludes them has a material limitation. To mitigate these limitations, we have policies and procedures in place to identify expenses that qualify as interest, taxes, loss on debt extinguishments, a portion of other expense related to interest rate swap losses, and depreciation and amortization and to approve and segregate these expenses from other expenses to ensure that EBITDA is consistently reflected from period to period. However, the calculation of EBITDA may vary among companies. Therefore, our EBITDA as presented may not be comparable to similarly titled measures of other companies. EBITDA does not give effect to the cash we must use to service our debt or pay income taxes and thus does not reflect the funds generated from operations or actually available for capital investments.

The following table presents a reconciliation of net income attributable to DynCorp International Inc. to EBITDA for the periods included below.

	Fiscal Year Ended			Fiscal Quarter Ended
	March 30, 2007	March 28, 2008	April 3, 2009	July 4, 2008	July 3, 2009
				(unaudited)	(unaudited)
	(dollars in thousands)
RECONCILIATION OF NET INCOME ATTRIBUTABLE TO DYNCORP INTERNATIONAL INC. TO EBITDA:
Net income attributable to DynCorp International Inc.	$27,023	$47,955	$69,770	$17,980	$20,645
Income taxes	20,549	27,999	41,995	9,316	12,627
Interest expense, loss on early extinguishment of debt and preferred stock, and interest rate swap losses recorded in other income, net(a)(b)	70,615	55,374	64,158	14,215	14,836
Depreciation and amortization	45,251	43,492	41,634	10,811	10,424

EBITDA:	$163,438	$174,820	$217,557	$52,322	$58,532

  (a)
  Fiscal 2009 includes the costs associated with replacing our senior secured credit facility, as defined and further discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K incorporated herein by reference, including the write-off of deferred financing fees. Also included is the premium on the redemption of a portion of the senior subordinated notes and write-off of deferred financing costs associated with the early retirement of a portion of the senior subordinated notes. These premiums and the write-off represent additional costs of financing. In addition, we added back amounts associated with hedge accounting recorded in other income, net, as further discussed in Note 10 of the consolidated financial statements incorporated herein by reference.

  (b)
  Fiscal 2007 includes the premium associated with the redemption of all of the previously outstanding preferred stock, premium on the redemption of a portion of the senior subordinated notes and write-off of deferred financing costs associated with the early retirement of a portion of the senior subordinated notes. These premiums and write-off represent additional costs of financing and our capital structure.

(2)
Backlog data is as of the end of the applicable period. See the "Business" section of our Annual Report on Form 10-K incorporated herein by reference for further information concerning backlog.

(3)
Working capital is defined as current assets, net of current liabilities.

 RISK FACTORS

        You should carefully consider the following risks before making an investment in our common stock. Any of the following risks could seriously harm our business, financial condition or results of operations. As a result, these risks could cause the decline of the trading price of our common stock, and you may lose all or part of your investment. You should also refer to the other information set forth or incorporated by reference in this prospectus.

        Any of the risks described below, as well as any of the other risks described in "Forward-Looking Statements" and other sections in this prospectus, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Risks Related to Our Business

We rely on sales to U.S. government entities. A loss of contracts, a failure to obtain new contracts or a reduction of sales under existing contracts with the U.S. government could adversely affect our operating performance and our ability to generate cash flow to fund our operations.

        We derive substantially all of our revenue from contracts and subcontracts with the U.S. government and its agencies, primarily the DoD and the DoS. The remainder of our revenue is derived from commercial contracts and contracts with foreign governments. We expect that U.S. government contracts, particularly with the DoD and the DoS, will continue to be our primary source of revenue for the foreseeable future. The continuation and renewal of our existing government contracts and new government contracts are, among other things, contingent upon the availability of adequate funding for various U.S. government agencies, including the DoD and the DoS. Changes in U.S. government spending could directly affect our operating performance and lead to an unexpected loss of revenue. The loss or significant reduction in government funding of a large program in which we participate could also result in a material decrease to our future sales, earnings and cash flows. U.S. government contracts are also conditioned upon the continuing approval by Congress of the amount of necessary spending. Congress usually appropriates funds for a given program on a September 30 fiscal year basis, even though contract periods of performance may extend over many years. Consequently, at the beginning of a major program, the contract is usually partially funded, and additional monies are normally committed to the contract by the procuring agency only as appropriations are made by Congress for future fiscal years. Among the factors that could impact U.S. government spending and reduce our federal government contracting business include:

  •
  policy and/or spending changes implemented by the Obama administration, including the indication by the Obama administration of a desire for the U.S. government to move away from private contractors and utilize military or government personnel in performing support services throughout the federal government;

  •
  a significant decline in, or reapportioning of, spending by the U.S. government, in general, or by the DoD or the DoS, in particular;

  •
  changes, delays or cancellations of U.S. government programs, requirements or policies;

  •
  the adoption of new laws or regulations that affect companies that provide services to the U.S. government;

  •
  U.S. government shutdowns or other delays in the government appropriations process;

  •
  expected changes in government outsourcing trends;

  •
  changes in the political climate, including with regard to the funding or operation of the services we provide;

  •
  general economic conditions, including a slowdown in the economy or unstable economic conditions in the United States or in the countries in which we operate; and

  •
  changes in our contract mix to additional IDIQ contracts that are subject to greater competition.

        These or other factors could cause U.S. government agencies to reduce their purchases under our contracts, to exercise their right to terminate our contracts in whole or in part, to issue temporary stop-work orders, or decline to exercise options to renew our contracts. The loss or significant curtailment of our material government contracts, or our failure to renew existing contracts or enter into new contracts could adversely affect our operating performance and lead to an unexpected loss of revenue.

Our U.S. government contracts may be terminated by the U.S. government at any time prior to their completion and contain other unfavorable provisions, which could lead to an unexpected loss of revenue and a reduction in backlog.

        Under the terms of our contracts, the U.S. government may unilaterally:

  •
  terminate or modify existing contracts;

  •
  reduce the value of existing contracts through partial termination;

  •
  delay the payment of our invoices by government payment offices;

  •
  audit our contract-related costs and fees; and

  •
  suspend us from receiving new contracts, pending resolution of alleged violations of procurement laws or regulations.

        The U.S. government can terminate or modify any of its contracts with us either for its convenience or if we default by failing to perform under the terms of the applicable contract. A termination arising out of our default could expose us to liability and adversely affect our operating performance and lead to an unexpected loss of revenue.

        Our U.S. government contracts typically have an initial term of one year with multiple option periods, exercisable at the discretion of the government at previously negotiated prices. The government is not obligated to exercise any option under a contract. Furthermore, the U.S. government is typically required to compete all programs and, therefore, may not automatically renew a contract. In addition, at the time of completion of any of our U.S. government contracts, the contract is frequently required to be re-competed if the U.S. government still requires the services covered by the contract.

        If the U.S. government terminates and/or materially modifies any of our contracts or if option periods are not exercised, our failure to replace revenue generated from such contracts would result in lower revenue and would likely adversely affect our earnings, which would have a material adverse effect on our financial condition and results of operations.

Our U.S. government contracts are subject to competitive bidding, both upon initial issuance and re-competition. If we are unable to successfully compete in the bidding process or if we fail to win re-competitions, it could adversely affect our operating performance and lead to an unexpected loss of revenue.

        Substantially all of our U.S. government contracts are awarded through a competitive bidding process upon initial award and renewal, and we expect that this will continue to be the case. There is often significant competition and pricing pressure as a result of this process. The competitive bidding process presents a number of risks, including the following:

  •
  we may expend substantial funds and time to prepare bids and proposals for contracts that may ultimately be awarded to one of our competitors;

  •
  we may be unable to accurately estimate the resources and costs that will be required to perform any contract we are awarded, which could result in substantial cost overruns; and

  •
  we may encounter expense and delay if our competitors protest or challenge awards of contracts to us, and any such protest or challenge could result in a requirement to resubmit bids on modified specifications or in the termination, reduction or modification of the awarded contract. Additionally, the protest of contracts awarded to us may result in the delay of program performance and the generation of revenue while the protest is pending.

        The government contracts for which we compete typically have multiple option periods, and if we fail to win a contract or a task order, we generally will be unable to compete again for that contract for several years. If we fail to win new contracts or to receive renewal contracts upon re-competition, it may result in additional costs and expenses and possible loss of revenue, and we will not have an opportunity to compete for these contract opportunities again until such contracts expire.

        Because of the nature of our business, it is not unusual for us to lose contracts to competitors or to gain contracts once held by competitors during recompete periods. Additionally, some contracts simply end as projects are completed or funding is terminated. We have included our most significant contracts by reportable segment in our contract tables in our Annual Report on Form 10-K for fiscal 2009, which is incorporated herein by reference. Contract end dates are included within the tables to better inform investors regarding the potential impact for our most significant contracts for this risk.

Current or worsening economic conditions could impact our business.

        Over the last year, there has been a significant deterioration in the U.S. and global economy. In addition, liquidity has contracted significantly and borrowing rates have increased. We believe that our industry and customer base are less likely to be affected by many of the factors affecting business and consumer spending generally. Accordingly, we believe that we continue to be well positioned in the current economic environment as a result of historic demand factors affecting our industry, the nature of our contracts and our sources of liquidity. However, we cannot assure you that the economic environment or other factors will not adversely impact our business, financial condition or results of operations in the future. In particular, if the Federal government, due to budgetary considerations, accelerates the expected reduction in combat troops from Iraq, fails to implement expected troop increases in Afghanistan, otherwise reduces the DoD Operations and Maintenance budget or reduces funding for DoS initiatives in which we participate, our business, financial condition and results of operations could be adversely affected.

        Furthermore, although we believe that our current sources of liquidity will enable us to continue to perform under our existing contracts and further grow our business, we cannot assure you that will be the case. A longer term credit crisis could adversely affect our ability to obtain additional liquidity or refinance existing indebtedness on acceptable terms or at all, which could adversely affect our business, financial condition and results of operations.

Our operations involve considerable risks and hazards. An accident or incident involving our employees or third parties could harm our reputation, affect our ability to compete for business, and if not adequately insured or indemnified, could adversely affect our results of operations and financial condition.

        We are exposed to liabilities that arise from the services we provide. Such liabilities may relate to an accident or incident involving our employees or third parties, particularly where we are deployed on-site at active military installations or in locations experiencing political or civil unrest, or they may relate to an accident or incident involving aircraft or other equipment we have serviced or used in the course of our business. Any of these types of accidents or incidents could involve significant potential claims of injured employees and other third parties and claims relating to loss of or damage to government or third-party property.

        We maintain insurance policies that mitigate risk and potential liabilities related to our operations. Our insurance coverage may not be adequate to cover those claims or liabilities, and we may be forced to bear substantial costs from an accident or incident. Substantial claims in excess of our related insurance coverage could adversely affect our operating performance and may result in additional expenses and possible loss of revenue.

        Furthermore, any accident or incident for which we are liable, even if fully insured, may result in negative publicity which could adversely affect our reputation among our customers, including our government customers, and the public, which could result in us losing existing and future contracts or make it more difficult to compete effectively for future contracts. This could adversely affect our operating performance and may result in additional expenses and possible loss of revenue.

Political destabilization or insurgency in the regions in which we operate may have a material adverse effect on our operating performance.

        Certain regions in which we operate are highly unstable. Insurgent activities in the areas in which we operate may cause further destabilization in these regions. There can be no assurance that the regions in which we operate will continue to be stable enough to allow us to operate profitably or at all. For fiscal 2007, 2008 and 2009, revenue generated from our operations in the Middle East contributed 46%, 52% and 64% of our revenue, respectively. Insurgents in Iraq and Afghanistan have targeted installations where we have personnel and such insurgents have contributed to instability in these countries. This could impair our ability to attract and deploy personnel to perform services in either or both locations. In addition, we have been required to increase compensation to our personnel as an incentive to deploy them to these regions. To date, we have been able to recover this added cost under the contracts, but there is no guarantee that future increases, if required, will be able to be transferred to our customers through our contracts. To the extent that we are unable to transfer such increased compensation costs to our customers, our operating margins would be adversely impacted, which could adversely affect our operating performance. In addition, increased insurgent activities or destabilization, including civil unrest or a civil war in Iraq or Afghanistan, may lead to a determination by the U.S. government to halt our operations in a particular location, country or region and to perform the services using military personnel. Furthermore, in extreme circumstances, the U.S. government may decide to terminate all U.S. government activities, including our operations under U.S. government contracts in a particular location, country or region and to withdraw all military personnel. The recent change of U.S. presidential administrations may lead to policy changes with respect to U.S. government activities in Iraq or Afghanistan. Congressional pressure to reduce, if not eliminate, the number of U.S. troops in Iraq or Afghanistan, may also lead to U.S. government procurement actions that reduce or terminate the services and support we provide in that theater of conflict. Any of the foregoing could adversely affect our operating performance and may result in additional costs and expenses and loss of revenue.

We are exposed to risks associated with operating internationally.

        A large portion of our business is conducted internationally. Consequently, we are subject to a variety of risks that are specific to international operations, including the following:

  •
  export regulations that could erode profit margins or restrict exports;

  •
  compliance with the U.S. Foreign Corrupt Practices Act;

  •
  the burden and cost of compliance with foreign laws, treaties and technical standards and changes in those regulations;

  •
  contract award and funding delays;

  •
  potential restrictions on transfers of funds;

  •
  foreign currency fluctuations;

  •
  import and export duties and value added taxes;

  •
  transportation delays and interruptions;

  •
  uncertainties arising from foreign local business practices and cultural considerations;

  •
  requirements by foreign governments that we locally invest a minimum level as part of our contracts with them, which investments may not yield any return; and

  •
  potential military conflicts, civil strife and political risks.

        While we have and will continue to adopt measures to reduce the potential impact of losses resulting from the risks of our foreign business, we cannot ensure that such measures will be adequate.

Our IDIQ contracts are not firm orders for services, and we may never receive revenue from these contracts, which could adversely affect our operating performance.

        Many of our government contracts are IDIQ contracts, which are often awarded to multiple contractors. The award of an IDIQ contract does not represent a firm order for services. Generally, under an IDIQ contract, the government is not obligated to order a minimum of services or supplies from its contractor, irrespective of the total estimated contract value. Furthermore, under an IDIQ contract, the customer develops requirements for task orders that are competitively bid against all of the contract awardees, usually under a best-value approach. However, many contracts also permit the government customer to direct work to a specific contractor. Our Civilian Police, Contract Field Team and LOGCAP IV programs are three of our contracts performed under IDIQ contracts. We may not win new task orders under these contracts for various reasons, such as failing to rapidly deploy personnel or high prices, which would have an adverse effect on our operating performance and may result in additional expenses and loss of revenue. There can be no assurance that our existing IDIQ contracts will result in actual revenue during any particular period or at all. In fiscal 2007, 2008 and 2009, 72%, 70% and 73% of our revenue, respectively, was attributable to IDIQ contracts.

Our cost of performing under time-and-materials and fixed-price contracts may exceed our revenue, which would result in a recorded loss on the contracts.

        Our government contract services have three distinct pricing structures: cost-reimbursement, time-and-materials and fixed-price. With cost-reimbursement contracts, so long as actual costs incurred are within the contract funding and allowable under the terms of the contract, we are entitled to reimbursement of the costs plus a stipulated fixed-fee and, in some cases, an incentive-based award fee. We assume additional financial risk on time-and-materials and fixed-price contracts, however, because we assume the risk of performing those contracts at the stipulated prices or negotiated hourly/daily rates. If we do not accurately estimate ultimate costs and control costs during performance of the work, we could lose money on a particular contract or have lower than anticipated margins. Also, we assume the risk of damage or loss to government property, and we are responsible for third-party claims under fixed-price contracts. The failure to meet contractually defined performance standards may result in a loss of a particular contract or lower-than-anticipated margins. This could adversely affect our operating performance and may result in additional costs and expenses and possible loss of revenue.

A negative audit or other actions by the U.S. government could adversely affect our operating performance.

        At any given time, many of our contracts are under review by the Defense Contract Audit Agency, or DCAA, and other government agencies. These agencies review our contract performance, cost structure and compliance with applicable laws, regulations and standards. Such DCAA audits may include contracts under which we have performed services in Iraq and Afghanistan under especially demanding circumstances.

        The DCAA also reviews the adequacy of, and our compliance with, our internal control systems and policies, including our labor, billing, accounting, purchasing, property, estimating, compensation and management information systems. Any costs found to be improperly allocated to a specific contract will not be reimbursed. In addition, U.S. government contract payments received by us for allowable direct and indirect costs are subject to adjustment after audit by U.S. government auditors and repayment to the U.S. government if the payments exceed allowable costs as defined in the U.S. government contracts.

        Audits have been completed on our incurred contract costs through fiscal 2005 and the Defense Contract Management Agency has approved these costs through fiscal 2004. Audits and approvals are continuing for subsequent periods. We cannot predict the outcome of such audits and what, if any, impact such audits may have on our future operating performance.

We are subject to investigation by the U.S. government, which could result in our inability to receive government contracts and could adversely affect our future operating performance.

        As a U.S. government contractor, we must comply with laws and regulations relating to U.S. government contracts that do not apply to a commercial company. From time to time, we are investigated by government agencies with respect to our compliance with these laws and regulations. If we are found to be in violation of the law, we may be subject to civil or criminal penalties or administrative sanctions, including contract termination, the assessment of penalties and suspension or prohibition from doing business with U.S. government agencies. For example, many of the contracts we perform in the U.S. are subject to the Service Contract Act, which requires hourly employees to be paid certain specified wages and benefits. If the U.S. Department of Labor determines that we violated the Service Contract Act or its implementing regulations, we could be suspended from being awarded new government contracts or renewals of existing contracts for a period of time, which could adversely affect our future operating performance. We are subject to a greater risk of investigations, criminal prosecution, civil fraud, whistleblower lawsuits and other legal actions and liabilities than companies with solely commercial customers. In addition, if an audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or prohibition from doing business with the U.S. government.

        Furthermore, our reputation could suffer serious harm if allegations of impropriety were made against us. If we were suspended or prohibited from contracting with the U.S. government, or any significant U.S. government agency, if our reputation or relationship with U.S. government agencies was impaired or if the U.S. government otherwise ceased doing business with us or significantly decreased the amount of business it does with us, it could adversely affect our operating performance and may result in additional expenses and possible loss of revenue.

        U.S. government contractors like us that provide support services in theaters of conflict such as Iraq have come under increasing scrutiny by agency inspector generals, government auditors and congressional committees. Investigations pursued by any or all of these groups may result in adverse publicity for us and consequent reputational harm, regardless of the underlying merit of the allegations being investigated. As a matter of general policy, we have cooperated and expect to continue to cooperate with government inquiries of this nature.

The expiration of our collective bargaining agreements could result in increased operating costs or work disruptions, which could potentially affect our operating performance.

        As of July 3, 2009, we had approximately 25,100 employees in more than 30 countries around the world. Of these employees, approximately 2,550 are represented by labor unions. As of July 3, 2009, we had approximately 75 collective bargaining agreements with these unions. The length of these agreements varies, with the longest expiring in September 2012. There can be no assurance that we will not experience labor disruptions associated with the expiration or renegotiation of collective bargaining agreements or otherwise. We could experience a significant disruption of operations and increased operating costs as a result of higher wages or benefits paid to union members, which could adversely affect our operating performance and may result in additional expenses and possible loss of revenue.

Proceedings against us in domestic and foreign courts could result in legal costs and adverse monetary judgments, adversely affect our operating performance and cause harm to our reputation.

        We are involved in various claims and lawsuits from time to time. For example, we are a defendant in two consolidated lawsuits seeking unspecified damages brought by citizens and certain provinces of Ecuador. The basis for the actions, both pending in U.S. District Court for the District of Columbia, arises from our performance of a U.S. Department of State contract for the eradication of narcotic plant crops in Colombia. The lawsuits allege personal injury, property damage and wrongful death as a consequence of the spraying of narcotic crops along the Colombian border adjacent to Ecuador. In the event that a court decides against us in these lawsuits, and we are unable to obtain indemnification from the government, Computer Sciences Corporation in one of the cases, or contributions from the other defendants, we may incur substantial costs, which could have a material adverse effect on our results. An adverse ruling in these cases could also adversely affect our reputation and have a material adverse effect on our ability to win future government contracts.

        Other litigation in which we are involved includes wrongful termination and other adverse employment actions, breach of contract, personal injury and property damage actions filed by third parties. Actions involving third-party liability claims generally are covered by insurance; however, in the event our insurance coverage is inadequate to cover such claims, we will be forced to bear the costs arising from a judgment. We do not have insurance coverage for adverse employment and breach of contract actions, and we bear all costs associated with such litigation and claims.

We are subject to certain U.S. laws and regulations, which are the subject of rigorous enforcement by the U.S. government; our noncompliance with such laws and regulations could adversely affect our future operating performance.

        We may be subject to qui tam litigation brought by private individuals on behalf of the U.S. government under the Federal Civil False Claims Act, which could include claims for treble damages. Government contract violations could result in the imposition of civil and criminal penalties or sanctions, contract termination, forfeiture of profit, and/or suspension of payment, any of which could make us lose our status as an eligible government contractor. We could also suffer serious harm to our reputation. Any interruption or termination of our government contractor status could significantly reduce our future revenues and profits.

        To the extent that we export products, technical data and services outside the United States, we are subject to U.S. laws and regulations governing international trade and exports, including but not limited to, the International Traffic in Arms Regulations, the Export Administration Regulations and trade sanctions against embargoed countries, which are administered by the Office of Foreign Assets Control within the Department of the Treasury. Failure to comply with these laws and regulations could result in civil and/or criminal sanctions, including the imposition of fines upon us as well as the denial of export privileges and debarment from participation in U.S. government contracts.

        We do business in certain parts of the world that have experienced, or may be susceptible to, governmental corruption. Our corporate policy requires strict compliance with the U.S. Foreign Corrupt Practices Act and with local laws prohibiting payments to government officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment. Improper actions by our employees or agents could subject us to civil or criminal penalties, including substantial monetary fines, as well as disgorgement, and could damage our reputation and, therefore, our ability to do business.

Competition in our industry could limit our ability to attract and retain customers or employees, which could result in a loss of revenue and/or a reduction in margins, which could adversely affect our operating performance.

        We compete with various entities across geographic and business lines. Our competitors are various solution providers that compete in any one of the service areas provided by our operating segments. We compete on a number of factors, including our broad range of services, geographic reach, mobility and response time. Foreign competitors may obtain an advantage over us in competing for U.S. government contracts and attracting employees to the extent we are required by U.S. laws and regulations to remit to the U.S. government statutory payroll withholding amounts for U.S. nationals working on U.S. government contracts while employed by our majority-owned foreign subsidiaries, because foreign competitors may not be similarly obligated by their governments.

        Some of our competitors have greater resources or are otherwise better positioned to compete for contract opportunities. For example, original equipment manufacturers that also provide aftermarket support services have a distinct advantage in obtaining service contracts for aircraft they have manufactured, as they frequently have better access to replacement and service parts, as well as an existing technical understanding of the platform they have manufactured. In addition, we are at a disadvantage when bidding for contracts up for re-competition for which we are not the incumbent provider, because incumbent providers are frequently able to capitalize on customer relationships, technical knowledge and pricing experience gained from their prior service.

        In addition to the competition we face in bidding for contracts and task orders, we must also compete to attract the skilled and experienced personnel integral to our continued operations. We hire from a limited pool of potential employees, as military and law enforcement experience, specialized technical skill sets and security clearances are prerequisites for many positions. Our failure to compete effectively for employees, or excessive attrition among our skilled personnel, could reduce our ability to satisfy our customers' needs and increase the costs and time required to perform our contractual obligations. This could adversely affect our operating performance and may result in additional expenses and possible loss of revenue.

Loss of our skilled personnel, including members of senior management, may have an adverse effect on our operations and/or our operating performance.

        Our continued success depends in large part on our ability to recruit and retain the skilled personnel necessary to serve our customers effectively, including personnel with extensive military and law enforcement training and backgrounds. The proper execution of our contract objectives depends upon the availability of quality resources, especially qualified personnel. Given the nature of our business, we have substantial need for personnel who are willing to work overseas, frequently in locations experiencing political or civil unrest, for extended periods of time and often on short notice. We may not be able to meet the need for qualified personnel as such need arises.

        In addition, we must comply with provisions in U.S. government contracts that require employment of persons with specified work experience and security clearances. An inability to maintain employees with the required security clearances could have a material adverse effect on our ability to win new business and satisfy our existing contractual obligations, and could adversely affect our operating performance and may result in additional expenses and possible loss of revenue.

        The loss of services of any of the members of our senior management could adversely affect our business until a suitable replacement can be found. There may be a limited number of personnel with the requisite skills to serve in these positions, and we may be unable to locate or employ such qualified personnel on acceptable terms.

If our subcontractors or joint venture partners fail to perform their contractual obligations, then our performance as the prime contractor and our ability to obtain future business could be materially and adversely impacted.

        Many of our contracts involve subcontracts with other companies upon which we rely to perform a portion of the services we must provide to our customers. These subcontractors generally perform niche or specialty services for which they have more direct experience, such as construction, catering services or specialized technical services, or they have local knowledge of the region in which we will be performing and the ability to communicate with local nationals and assist in making arrangements for commencement of performance. Often, we enter into subcontract arrangements in order to meet government requirements to award certain categories of services to small businesses. A failure by one or more of our subcontractors to satisfactorily provide on a timely basis the agreed-upon supplies or perform the agreed-upon services may materially and adversely impact our ability to perform our obligations as the prime contractor. Such subcontractor performance deficiencies could result in a customer terminating our contract for default. A default termination could expose us to liability and adversely affect our operating performance and may result in additional expenses and possible loss of revenue.

        We often enter into joint ventures so that we can jointly bid and perform on a particular project. The success of these and other joint ventures depends, in large part, on the satisfactory performance of the contractual obligations by our joint venture partners. If our partners do not meet their obligations, the joint ventures may be unable to adequately perform and deliver their contracted services. Under these circumstances, we may be required to make additional investments and provide additional services to ensure the adequate performance and delivery of the contracted services. These additional obligations could result in reduced profits or, in some cases, significant losses for us with respect to the joint venture, which could also affect our reputation in the industries we serve.

Environmental laws and regulations may subject us to significant costs and liabilities that could adversely affect our operating performance.

        We are subject to numerous environmental, legal and regulatory requirements related to our operations worldwide. In the U.S., these laws and regulations include those governing the management and disposal of hazardous substances and wastes and the maintenance of a safe workplace, primarily associated with our aviation services activities, including painting aircraft and handling substances that may qualify as hazardous waste, such as used batteries and petroleum products. In addition to U.S. federal laws and regulations, states and other countries where we do business have numerous environmental, legal and regulatory requirements by which we must abide. We could incur substantial costs, including clean-up costs, as a result of violations of, or liabilities under, environmental laws. This could adversely affect our operating performance and may result in additional expenses and possible loss of revenue.

We are subject to the Internal Control Evaluation and Attestation Requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

        Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we are required to include in our annual report our assessment of the effectiveness of our internal control over financial reporting and our audited financial statements as of the end of each fiscal year. Furthermore, our independent registered public accounting firm (the "Independent Registered Public Accounting Firm") is required to report on whether it believes we maintained, in all material respects, effective internal control over financial reporting as of the end of each fiscal year. In future years, if we fail to timely complete this assessment, or if our Independent Registered Public Accounting Firm cannot timely attest to the effectiveness of our internal control over financial reporting, we could be subject to regulatory sanctions and a loss of public confidence in our internal controls. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to timely meet our regulatory reporting obligations.

Risks Related to Our Indebtedness

The indenture governing our senior subordinated notes and our senior secured credit facility contain various covenants limiting the discretion of our management in operating our business.

        Our indenture governing our senior subordinated notes and the agreements governing our senior secured credit facility contain various restrictive covenants that limit our management's discretion in operating our business. These instruments limit our ability to engage in, among other things, the following activities, except as permitted by those instruments:

  •
  incur additional indebtedness or guarantee obligations;

  •
  repay indebtedness prior to stated maturities;

  •
  make interest payments on the senior subordinated notes and other indebtedness that is subordinate to our indebtedness under the senior secured credit facility;

  •
  pay dividends or make certain other restricted payments;

  •
  make investments or acquisitions;

  •
  create liens or other encumbrances; and

  •
  transfer or sell certain assets or merge or consolidate with another entity.

        In addition, our senior secured credit facility also requires us to maintain certain financial ratios and limits our ability to make capital expenditures. These financial ratios include a minimum interest coverage ratio and a leverage ratio. The interest coverage ratio is the ratio of consolidated EBITDA (as defined in our senior secured credit facility) to cash interest expense for the preceding four quarters. The leverage ratio is a ratio of our debt to our consolidated EBITDA for the preceding four quarters. The senior secured credit facility also restricts the maximum amount of our capital expenditures during each year of the term of the senior secured credit facility. Subject to certain exceptions, our capital expenditures may not exceed, in any fiscal year, the greater of $15 million or 5% of our consolidated EBITDA for the preceding fiscal year during the term of our senior secured credit facility. Capital expenditures are expenditures that are required by generally accepted accounting principles to be classified as capital expenditures in a statement of cash flows.

        If we fail to comply with the restrictions in the indenture or our senior secured credit facility or any other subsequent financing agreements, a default may allow the creditors under the relevant instruments, in certain circumstances, to accelerate the related debt and to exercise their remedies thereunder, which will typically include the right to declare the principal amount of such debt, together with accrued and unpaid interest and other related amounts immediately due and payable, to exercise any remedies such creditors may have to foreclose on any of our assets that are subject to liens securing such debt and to terminate any commitments they had made to supply us with additional funds. Moreover, any of our other debt that has a cross-default or cross-acceleration provision that would be triggered by such default or acceleration would also be subject to acceleration upon the occurrence of a default or acceleration under the credit facility or subordinated notes indenture.

        Our ability to comply with these covenants may be affected by events beyond our control, and an adverse development affecting our business could require us to seek waivers or amendments of covenants, alternative or additional sources of financing or reductions in expenditures. We cannot assure you that such waivers, amendments or alternative or additional financings could be obtained, or if obtained, would be on terms acceptable to us. In addition, the holders of senior subordinated notes have no control over any waivers or amendments with respect to any debt outstanding other than the debt outstanding under the indenture.

Our substantial level of indebtedness may make it difficult for us to satisfy our debt obligations and may adversely affect our ability to obtain financing for working capital, capitalize on business opportunities or respond to adverse changes in our industry.

        As of July 3, 2009, we had $566.4 million of total indebtedness and $170.5 million of additional borrowing capacity under our senior secured credit facility (which gives effect to $29.5 million of outstanding letters of credit). Based on our indebtedness and other obligations as of July 3, 2009, we estimate our remaining contractual commitments, including interest associated with our indebtedness and other obligations, will be $812.0 million in the aggregate for the remaining period from July 3, 2009 through the end of fiscal 2013. Such indebtedness could have material consequences for our business, operations and liquidity position, including the following:

  •
  it may be more difficult for us to satisfy our debt obligations;

  •
  our ability to obtain additional financing for working capital, debt service requirements, general corporate or other purposes may be impaired;

  •
  we must use a substantial portion of our cash flow to pay interest and principal on our indebtedness, which will reduce the funds available for other purposes;

  •
  we are more vulnerable to economic downturns and adverse industry conditions;

  •
  our ability to capitalize on business opportunities and to react to competitive pressures and adverse changes in our industry as compared to our competitors may be compromised due to the high level of indebtedness; and

  •
  our ability to refinance indebtedness may be limited.

Servicing our indebtedness requires a significant amount of cash. Our ability to generate sufficient cash depends on numerous factors beyond our control, and we may be unable to generate sufficient cash flow to service our debt obligations, which could adversely affect our financial condition.

        Our ability to make payments on and to refinance our indebtedness depends on our ability to generate cash. This, to a certain extent, is subject to general economic, political, financial, competitive, legislative, regulatory and other factors that are beyond our control.

        We cannot assure you, however, that our business will generate sufficient cash flow from operations, or that future borrowings will be available to us under our senior secured credit facility in an amount sufficient to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness. We cannot assure you that we will be able to refinance any of our indebtedness, including our senior secured credit facility, on commercially reasonable terms or at all. In addition, the terms of existing or future debt agreements, including our senior secured credit facility and the indenture governing our senior subordinated notes, may restrict us from carrying out any of these alternatives. If we are unable to generate sufficient cash flow or refinance our debt on favorable terms, it could significantly, adversely affect our financial condition.

Despite our current indebtedness level, our company, including our subsidiaries, may incur substantially more debt, including debt incurred to finance acquisitions, which could exacerbate the risks associated with our substantial leverage.

        As of July 3, 2009, we had up to $170.5 million of additional availability under our senior secured credit facility (which gives effect to $29.5 million of outstanding letters of credit). The terms of the senior secured credit facility and the senior subordinated notes do not fully prohibit us or our subsidiaries from incurring additional indebtedness, including debt incurred to finance acquisitions. It is not possible to quantify the specific dollar amount of indebtedness we may incur because our senior secured credit facility does not provide for a specific dollar amount of indebtedness we may incur. Our senior secured credit facility and the senior subordinated notes allow us to incur only certain indebtedness that is expressly enumerated in our senior secured credit facility and the indenture governing the senior subordinated notes. If either we or our subsidiaries were to incur additional indebtedness, the related risks that we now face could increase.

Risks Related to Our Common Stock

Our principal stockholder and its affiliates exert substantial influence over us and may exercise their control in a manner adverse to your interests.

        Upon completion of this offering and assuming no exercise of an overallotment option by the underwriters, DIV Holding LLC will own 21,180,934 shares, or approximately 37.7%, of our outstanding common stock. So long as Veritas Capital continues to beneficially own a significant amount of the outstanding shares of our Class A common stock, it will continue to be able to strongly influence our decisions. The interests of Veritas Capital may not coincide with the interests of other holders of our Class A common stock. Additionally, Veritas Capital is in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. Veritas Capital may also pursue, for its own benefit, acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us.

Certain provisions of our charter documents and agreements, as well as Delaware law, could discourage, delay or prevent a merger or acquisition at a premium price.

        Our Amended and Restated Certificate of Incorporation and Bylaws contain provisions that:

  •
  permit us to issue, without any further vote or action by our stockholders, 50 million shares of preferred stock in one or more series and, with respect to each series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of such series, and the preferences and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of the series;

  •
  provide for a classified board of directors serving staggered three-year terms; and

  •
  limit our stockholders' ability to call special meetings.

        Under our certificate of incorporation and bylaws, if at any time Veritas Capital does not beneficially own at least 50% of our outstanding voting shares, which will be the case following completion of this offering, (i) certain actions may only be taken by the affirmative vote of 80% of the outstanding voting shares, including the removal of directors, amending or repealing any provision of the bylaws, or amending or repealing certain provisions of the certificate of incorporation; (ii) no action required or permitted by Delaware law to be taken at a stockholder's meeting may be taken by the written consent of stockholders in lieu of a meeting; and (iii) directors may only be removed for cause.

        In addition, we have a rights plan that grants stockholders the right to purchase from us additional shares at preferential prices in the event of a hostile attempt to acquire control of us.

        All of the foregoing provisions may impose various impediments to the ability of a third party to acquire control of us, even if a change in control would be beneficial to our existing stockholders.

Upon completion of this offering we will no longer be a "controlled company" within the meaning of the NYSE listing requirements which will require us to make certain changes to our board committees.

        Because Veritas Capital currently controls more than 50% of the voting power of our common stock, we are considered to be a "controlled company" for purposes of the NYSE listing requirements. As a "controlled company" under NYSE rules, we have not been subject to a number of corporate governance rules relating to composition of our board of directors and certain committees. At the conclusion of this offering, we will no longer be a "controlled company" and, in accordance with NYSE rules, subject to a phase in, will be required to have a nominating and corporate governance committee and a compensation committee comprised entirely of independent directors. We intend to comply with the NYSE rules and we are in the process of formulating a plan to achieve compliance.

Our stock price is volatile and, as a result, you could lose some or all of your investment.

        Our stock price has been and may continue to be affected by market volatility, as well as our own performance. If our revenue does not increase or increases less than we anticipate, if operating or capital expenditures exceed our estimates and cannot be adjusted accordingly, or if some other event adversely affects us, the market price of our common stock could decline. In addition, if the stock market in general experiences a loss in investor confidence or otherwise falls, the market price of our common stock could fall for reasons unrelated to our business, results of operations or financial condition. The market price of our common stock could also decline if our operating results vary from the expectations of management, securities analysts and investors, or in reaction to events that affect other companies in our industry, even if these events do not directly affect us. In the past, companies that have experienced volatility in the market price of their stock have been the subject of securities class action litigation. If we were to become the subject of securities class action litigation, it could result in substantial costs and a diversion of management's attention and resources.

Future sales of shares could depress our stock price.

        If our existing stockholders in the future sell substantial amounts of our common stock in the public market, the market price of our common stock could decline. As of August 3, 2009, we had outstanding 56,251,900 shares of our Class A common stock. After completion of this offering and assuming the underwriters do not exercise their option to purchase additional shares, DIV Holding LLC will own approximately 21,180,934 million shares, or 37.7%, of our issued and outstanding common stock. DIV Holding LLC is party to an agreement that provides for additional registration rights. Registration of the sale of these shares of our common stock would permit their sale into the market immediately. In addition, DIV Holding LLC has adopted a plan pursuant to Exchange Act Rule 10b5-1 providing for the sale of an aggregate of 6,000,000 shares, of which 819,066 shares have been sold as of August 3, 2009. Moreover, the perception in the public market that DIV Holding LLC or any other affiliate might sell shares of our common stock could depress the market price of the common stock subject to a 90-day lockup period related to the securities offered herein. Additionally, we may sell shares of common stock in subsequent public offerings, which may adversely affect market prices for our common stock.

 USE OF PROCEEDS

        The proceeds from the sale of the common stock offered by this prospectus are solely for the account of the selling stockholder. We will not receive any proceeds from the sale of these shares of common stock.

DIVIDEND POLICY

        We have not to date paid dividends on our Class A common stock and do not intend to pay cash dividends on our Class A common stock in the foreseeable future. We are a holding company that does not conduct any business operations of our own. As a result, we are dependent upon cash dividends and distributions and other transfers from our subsidiaries to make dividend payments on our Class A common stock. The amounts available to us to pay cash dividends are restricted by our subsidiaries' debt agreements. The declaration and payment of dividends also is subject to the discretion of our board of directors and depends on various factors, including our net income attributable to DynCorp International Inc., financial conditions, cash requirements, future prospects and other factors deemed relevant by our board of directors.

PRICE RANGE OF COMMON STOCK

        Since May 4, 2006, our common stock has been publicly traded on the New York Stock Exchange under the symbol "DCP." Prior to May 4, 2006, our common stock was not publicly traded. The high and low sales prices of our common stock for the time period indicated below, as reported by the New York Stock Exchange, were:

	Price per Share
	High	Low
Year Ending March 28, 2008
First quarter	$23.74	$14.78
Second quarter	$23.78	$18.43
Third quarter	$27.27	$20.00
Fourth quarter	$27.58	$15.02
Year Ending April 3, 2009
First quarter	$18.28	$14.00
Second quarter	$18.75	$14.05
Third quarter	$16.07	$9.95
Fourth quarter	$16.26	$10.61
Year Ending April 2, 2010
First quarter	$17.75	$12.73

        On August 3, 2009, the closing price of our common stock was $21.49.

 CAPITALIZATION

        The following table sets forth both our capitalization and cash and cash equivalents as of July 3, 2009:

July 3, 2009
(Dollars in thousands) (unaudited)

Cash and cash equivalents	$159,293

Long-term debt, including current portion:
Senior secured credit facility:
Revolving credit facility	$—
Term loan facility	176,637
Senior subordinated notes	389,746

Total long-term debt, including current portion	566,383

Stockholders' equity:
Common stock, $0.01 par value—57,000,000 shares issued and 56,252,000 shares outstanding	$570
Additional paid-in capital	366,910
Retained earnings	164,018
Treasury shares	(9,330)
Accumulated other comprehensive loss	(3,510)

Total stockholders' equity attributable to DynCorp International Inc.	518,658

Total capitalization	$1,085,041

 SELECTED FINANCIAL DATA

        The selected historical consolidated financial data for the period from April 3, 2004 through February 11, 2005, the period of Computer Science Corporation's ownership, are derived from our consolidated financial statements, referred to as the "predecessor period."

        On February 11, 2005, our operating company was sold by Computer Sciences Corporation to an entity controlled by Veritas Capital. The selected historical consolidated financial data as of April 1, 2005 and for the period from February 12, 2005 through April 1, 2005 and as of and for the fiscal years ended March 31, 2006, March 30, 2007, March 28, 2008 and April 3, 2009 are derived from our consolidated financial statements, referred to as the "successor period." The selected historical consolidated financial data as of and for the three month period ended July 3, 2009 and for the three month period ended July 4, 2008 have been derived from our unaudited consolidated financial statements, which, in our opinion, have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the information included therein.

        We use a 52/53-week fiscal year ending on the closest Friday to March 31. The period from April 3, 2004 to February 11, 2005 was a 45-week period. The fiscal years ended March 31, 2006, March 30, 2007, and March 28, 2008 were 52-week years. The fiscal year ended April 3, 2009 was a 53-week year.

        This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes thereto incorporated herein by reference.

		Successor
	Predecessor
			Fiscal Year Ended				Fiscal Quarter Ended
	April 3, 2004 to Feb 11, 2005	49 Days Ended April 1, 2005
(Dollars in thousands)			March 31, 2006	March 30, 2007	March 28, 2008	April 3, 2009	July 4, 2008	July 3, 2009
							(unaudited)	(unaudited)
Results of operations:
Revenue	$1,654,305	$266,604	$1,966,993	$2,082,274	$2,139,761	$3,101,093	$716,794	$785,177
Cost of services	(1,496,109)	(245,406)	(1,722,089)	(1,817,707)	(1,859,666)	(2,768,962)	(638,839)	(699,093)
Selling, general and administrative expenses	(57,755)	(8,408)	(97,520)	(107,681)	(117,919)	(103,583)	(27,851)	(23,438)
Depreciation and amortization	(5,922)	(5,605)	(46,147)	(43,401)	(42,173)	(40,557)	(10,560)	(10,145)
Operating income	94,519	7,185	101,237	113,485	120,003	187,991	39,994	52,501
Interest expense	—	(8,054)	(56,686)	(58,412)	(55,374)	(58,782)	(14,215)	(14,610)
Loss on early extinguishment of debt, net	—	—	—	(3,484)	—	(4,131)	—	—
Interest expense on mandatory redeemable shares	—	(2,182)	(21,142)	(3,002)	—	—	—	—
Loss on extinguishment of preferred stock	—	—	—	(5,717)	—	—	—	—
Earnings from affiliates	—	—	—	2,913	4,758	5,223	1,117	1,054
Interest income	170	7	461	1,789	3,062	2,195	344	339
Other income/(loss), net	—	—	—	—	199	145	705	(213)
Provision for income taxes	(34,956)	(60)	(16,627)	(20,549)	(27,999)	(41,995)	(9,316)	(12,627)
Noncontrolling interest	—	—	—	—	3,306	(20,876)	(649)	(5,799)
Net income (loss) attributable to DynCorp International Inc.	59,733	(3,104)	7,243	27,023	$47,955	$69,770	$17,980	$20,645
Cash flows provided (used) by operating activities	$(2,092)	$(31,240)	$55,111	$86,836	$42,361	$140,871	$(71,131)	$5,448
Other financial data:
EBITDA(1) (2)	$101,326	$12,896	$148,718	$163,438	$174,820	$217,557	$52,322	$58,532
Capital expenditures	$8,473	$244	$6,180	$9,317	$7,738	$7,280	$1,816	$1,294
Backlog(3)	NA	$2,040,000	$2,641,000	$6,132,011	$5,961,000	$6,297,903	$6,555,100	$6,687,900

		Successor
	Predecessor
			Fiscal Year Ended				Fiscal Quarter Ended
	April 3, 2004 to Feb 11, 2005	49 Days Ended April 1, 2005
(Dollars in thousands)			March 31, 2006	March 30, 2007	March 28, 2008	April 3, 2009	July 4, 2008	July 3, 2009
							(unaudited)	(unaudited)
Balance sheet data (end of period):
Cash and cash equivalents	NA	$13,474	$20,573	$102,455	$85,379	$200,222	$33,500	$159,293
Working capital(4)	NA	200,367	251,329	282,929	361,813	439,997	395,000	465,357
Total assets	NA	1,148,193	1,239,089	1,362,901	1,402,709	1,539,214	1,502,459	1,545,625
Total debt (including current portion)	NA	826,990	881,372	630,994	593,162	599,912	591,614	566,383
Stockholders' equity(5)	NA	96,918	106,338	379,674	424,285	497,521	445,346	518,658

(1)
We define EBITDA as GAAP net income attributable to DynCorp International Inc. adjusted for interest, taxes, depreciation and amortization, loss on extinguishment of debt, and a portion of other expense related to interest rate swap losses. We use EBITDA as a supplemental measure in the evaluation of our business and believe that EBITDA provides a meaningful measure of operational performance on a consolidated basis, because it eliminates the effects of period to period changes in taxes, costs associated with capital investments and interest expense and is consistent with one of the measures we use to evaluate management's performance for incentive compensation. EBITDA is not a financial measure calculated in accordance with GAAP. Accordingly, it should not be considered in isolation or as a substitute for net income attributable to DynCorp International Inc. or other financial measures prepared in accordance with GAAP. When evaluating EBITDA, investors should consider, among other factors, (i) increasing or decreasing trends in EBITDA, (ii) whether EBITDA has remained at positive levels historically, and (iii) how EBITDA compares to our debt outstanding. The non-GAAP measure of EBITDA does have certain limitations. It does not include interest expense, which is a necessary and ongoing part of our cost structure resulting from debt incurred to expand operations. EBITDA also excludes tax, depreciation and amortization expenses. Because these are material and recurring items, any measure, including EBITDA, that excludes them has a material limitation. To mitigate these limitations, we have policies and procedures in place to identify expenses that qualify as interest, taxes, loss on debt extinguishments, a portion of other expense related to interest rate swap losses, and depreciation and amortization and to approve and segregate these expenses from other expenses to ensure that EBITDA is consistently reflected from period to period. However, the calculation of EBITDA may vary among companies. Therefore, our EBITDA as presented may not be comparable to similarly titled measures of other companies. EBITDA does not give effect to the cash we must use to service our debt or pay income taxes and thus does not reflect the funds generated from operations or actually available for capital investments.

(2)
The following table presents a reconciliation of net income attributable to DynCorp International Inc. to EBITDA for the periods included below.

	Predecessor Period	Successor Period
			Fiscal Year Ended				Fiscal Quarter Ended
	April 3, 2004 to Feb 11, 2005	49 Days Ended April 1, 2005
(Dollars in thousands)			March 31, 2006	March 30, 2007	March 28, 2008	April 3, 2009	July 4, 2008	July 3, 2009
							(unaudited)	(unaudited)
RECONCILIATION OF NET INCOME (LOSS) ATTRIBUTABLE TO DYNCORP INTERNATIONAL INC. TO EBITDA:
Net income (loss) attributable to DynCorp International Inc.	$59,733	$(3,104)	$7,243	$27,023	$47,955	$69,770	$17,980	$20,645
Income taxes	34,956	60	16,627	20,549	27,999	41,995	9,316	12,627
Interest expense, loss on early extinguishment of debt and preferred stock, and interest swap losses recorded in other income/expense(a)(b)	—	10,236	77,828	70,615	55,374	64,158	14,215	14,836
Depreciation and amortization	6,637	5,704	47,020	45,251	43,492	41,634	10,811	10,424

EBITDA	$101,326	$12,896	$148,718	$163,438	$174,820	$217,557	$52,322	$58,532

  (a)
  Fiscal 2009 includes the costs associated with replacing our senior secured credit facility, as defined and further discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K incorporated herein by reference including the write-off of deferred financing fees. Also included is the premium on the redemption of a portion of the senior subordinated notes and write-off of deferred financing costs associated with the early retirement of a portion of the senior subordinated notes. These premiums and the write-off represent additional costs of financing. In addition, we added back amounts associated with hedge accounting recorded in other income/expense, as further discussed in Note 10 of the consolidated financial statements incorporated herein by reference.

  (b)
  Fiscal 2007 includes the premium associated with the redemption of all of the previously outstanding preferred stock, premium on the redemption of a portion of the senior subordinated notes and write-off of deferred financing costs associated with the early retirement of a portion of the senior subordinated notes. These premiums and write-off represent additional costs of financing and our capital structure.

(3)
Backlog data is as of the end of the applicable period. See the "Business" section of our Annual Report on Form 10-K incorporated herein by reference for further information concerning backlog.

(4)
Working capital is defined as current assets, net of current liabilities.

(5)
Amount represents stockholder's equity attributable to DynCorp International Inc.

 SELLING STOCKHOLDER

        We are registering for resale by the selling stockholder 10,000,000 shares of our common stock, assuming no exercise of an over-allotment option by the underwriters. Prior to this offering, the selling stockholder owned 31,180,934 shares, or 55.4%, of our issued and outstanding stock. Accordingly, after completion of this offering and assuming the underwriters do not exercise their option to purchase additional shares, the selling stockholder will own approximately 21,180,934 shares, or 37.7%, of our issued and outstanding common stock.

        The following table sets forth the name of the selling stockholder, the number of shares and percentage of our common stock beneficially owned by the selling stockholder as of August 3, 2009, the number of shares of common stock that may be offered for resale for the account of the selling stockholder under this prospectus and the number and percentage of shares to be beneficially owned by the selling stockholder after the offering of the resale shares (assuming all of the offered resale shares are sold by the selling stockholder).

	Shares Beneficially Owned Prior To Offering			Shares Beneficially Owned After Offering(1)
			Shares Being Offered(3)
Name and Address	Number	Percent(2)		Number	Percent
DIV Holding LLC(4)	31,180,934	55.4%	10,000,000	21,180,934	37.7%

(1)
Assumes the sale of all shares offered in this prospectus and no other purchases or sales of our common stock.

(2)
Applicable percentage of ownership is based on 56,251,900 shares of our common stock outstanding on August 3, 2009.

(3)
In the event the underwriters exercise the over-allotment option in full, DIV Holding LLC will sell an additional 1,500,000 shares of our common stock.

(4)
The address for DIV Holding LLC is c/o Veritas Capital Management, 590 Madison Avenue, 41st Floor, New York, New York 10022. DIV Holding LLC, a Delaware limited liability company, is an affiliate of Veritas Capital. The Veritas Capital Fund II, L.P., a Delaware limited partnership of which Veritas Capital Management II, L.L.C. is the manager, is the manager of DIV Holding LLC and has the right to direct the voting of the shares owned by DIV Holding LLC. Robert B. McKeon, Chairman of our board of directors, is the managing member of Veritas Capital Management II, L.L.C., and as such may be deemed a beneficial owner of the shares owned beneficially by Veritas Capital Management II, L.L.C. or voted under the direction of Veritas Capital Management II, L.L.C. Mr. McKeon disclaims this beneficial ownership, except to the extent of his pecuniary interest in The Veritas Capital Fund II, L.P. and DIV Holding LLC.

  Robert B. McKeon, a director, is a partner in and the Chairman of Veritas Capital Management, a New York-based private equity investment firm, which controls DIV Holding LLC. Robert B. McKeon directly owns 255,300 shares of our common stock. Ramzi M. Musallam, a director, is also a partner in Veritas Capital.

  Under a Management Consulting Agreement established at the time we were acquired by affiliates of Veritas Capital, we pay Veritas Capital an annual fee of $300,000 for various management services provided to us.

  We also reimbursed Veritas Capital for certain company-related expenses, including legal expenses, travel expenses, meeting facilities and outside consulting services relating to our business, in the aggregate amount of $229,028 for fiscal 2009.

  Pursuant to the terms of the registration rights agreement, we have agreed to pay all expenses relating to the registration of shares covered by this prospectus, including all registration and filing fees, printing expenses, fees and expenses of our counsel and independent public accountants, fees and expenses of counsel for DIV Holding LLC, fees of the Financial Industry Regulatory Authority, transfer taxes, fees of transfer agents and registrars and costs of insurance. DIV Holding LLC will bear the costs of any underwriting discounts or selling commissions, if any, attributable to the sale of the shares. The registration rights agreement also provides that we will indemnify the selling stockholder, persons affiliated with them, and any participating underwriters against certain liabilities to which they may become subject in connection with the offering and sale of the shares contemplated by this prospectus, including liabilities arising under the Securities Act.

 DESCRIPTION OF CAPITAL STOCK

        Our authorized capital stock consists of 50,000,000 shares of preferred stock, $0.01 par value, and 232,000,000 shares of Class A common stock, $0.01 par value. The following summary of the terms of our common stock and preferred stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions in our amended and restated certificate of incorporation and bylaws, which are incorporated by reference as exhibits to our Form 10-K for fiscal 2009, which is incorporated by reference in this prospectus.

Common Stock

        Our amended and restated certificate of incorporation provides that we may issue 232,000,000 shares of Class A common stock, of which 56,251,900 shares are issued and outstanding as of August 3, 2009. The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Subject to the rights of the holders of preferred stock, the holders of our common stock are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for the payment of dividends. Future dividends, if any, with respect to shares of our common stock will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, provisions of applicable law and other factors that our board of directors deems relevant. In the event of our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of or provision for any liabilities, subject to prior distribution rights of preferred stock and subject to any prior or superior right of the holders of any shares of one or more class or series of stock of the Company then outstanding.

Preferred Stock

        Our amended and restated certificate of incorporation provides that our board of directors has the authority, without further action by the stockholders, to issue up to 50,000,000 shares of preferred stock. Our board of directors will be able to issue preferred stock in one or more series and determine the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon our preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences and sinking fund terms, any or all of which may be greater than the rights of our common stock. The issuance of any of our preferred stock could provide needed flexibility in connection with possible acquisitions and other corporate purposes, however, the issuance could also make it more difficult for a third party to acquire a majority of our outstanding voting stock or discourage an attempt to gain control of us. In addition, the board of directors, without stockholder approval, can issue shares of preferred stock with voting and conversion rights which could adversely affect the voting power and other rights of the holders of Class A common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate acquisitions. The NYSE listing requirements, which would apply so long as the Class A common stock remains listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of then-outstanding voting power or then-outstanding number of shares of Class A common stock.

Directors' Exculpation and Indemnification

        Our amended and restated certificate of incorporation provides that none of our directors shall be liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent otherwise required by the Delaware General Corporation Law, or the DGCL. The effect of this provision is to eliminate our rights, and our stockholders' rights, to recover monetary damages against a director for breach of a fiduciary duty of care as a director. This provision does not limit or eliminate our right, or the right of any stockholder, to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, our amended and restated certificate of incorporation provides that, if the DGCL is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. These provisions will not alter the liability of directors under federal or state securities laws. Our amended and restated certificate of incorporation also includes provisions for the indemnification of our directors and officers to the fullest extent permitted by Section 145 of the DGCL. We have entered into an indemnification agreement with each of our directors which requires us, among other things, to indemnify them against certain liabilities which may arise by reason of his status or service as a director (other than liabilities arising from willful misconduct of a culpable nature). We also intend to maintain director and officer liability insurance, if available on reasonable terms.

Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions

        Certain provisions of Delaware law and our amended and restated certificate of incorporation and bylaws could make more difficult the acquisition of our company by means of a tender offer, a proxy contest or otherwise or the removal of incumbent officers and directors. These provisions, summarized below, may discourage certain types of coercive takeover practices and inadequate takeover bids and encourage persons seeking to acquire control of our company to first negotiate with our company. We believe that the benefits of increased protection of our company's potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

        We will not be subject to Section 203 of the DGCL regulating corporate takeovers which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any "business combination" (as defined below) with an "interested stockholder" (as defined below) for a period of three years following the date that such stockholder became an interested stockholder. The restrictions contained in Section 203 will not apply to us until the first time both of the following conditions apply:

  •
  Section 203 by its terms would apply to us; and

  •
  Stockholders who are natural persons beneficially own 20% or more of the total voting power on the effective date of this offering cease to continue to own 20% of the total voting power.

        Section 203 of the DGCL defines "business combination" to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation in a transaction involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

        Under our certificate of incorporation and bylaws, if at any time Veritas Capital does not beneficially own at least 50% of our outstanding voting shares, which will be the case following completion of this offering (i) certain actions may only be taken by the affirmative vote of 80% of the outstanding voting shares, including the removal of directors, amending or repealing any provision of the bylaws, or amending or repealing certain provisions of the certificate of incorporation; (ii) no action required or permitted by Delaware law to be taken at a stockholder's meeting may be taken by the written consent of stockholders in lieu of a meeting; and (iii) directors may only be removed with cause.

Rights Agreement

        We have entered into a rights agreement, dated as of May 3, 2006, with The Bank of New York. Under the rights agreement, one right was issued and attached to each share of our Class A common stock including all shares that are outstanding. Each right entitles the holder, in the circumstances described below, to purchase from our company one one-thousandth of a share of series B junior participating preferred stock, par value of $0.01 per share, at a to be determined exercise price, subject to adjustment in certain events.

        Initially, the rights will be attached to all certificates representing outstanding shares of common stock and will be transferred with and only with these certificates. The rights will become exercisable and separately certificated only upon the distribution date, which will occur upon the earlier of the following:

  •
  ten days following a public announcement that a person or group other than certain exempt persons has acquired or obtained the right to acquire beneficial ownership of 15% or more of the shares of Class A common stock then outstanding; and

  •
  ten days, or later, if determined by our board prior to any person acquiring 15% or more of the shares of Class A common stock then outstanding, following the commencement or announcement of an intention to commence a tender offer or exchange offer that would result in a person or group becoming an acquiring person.

        As soon as practicable after the distribution date, certificates will be mailed to holders of record of Class A common stock as of the close of business on the distribution date. From and after the distribution date, the separate certificates alone will represent the rights. Shares of Class A common stock issued after the distribution date will not be issued with rights, except that rights may be issued with shares of common stock issued pursuant to any of:

  •
  the exercise of stock options that were granted or awarded prior to the distribution date;

  •
  employee plans or arrangements we adopted prior to the distribution date;

  •
  the exercise, conversion or exchange of securities issued prior to the distribution date; or

  •
  our contractual obligations.

        The final expiration date of the rights will be the close of business on a to-be-determined date in 2016, unless earlier redeemed or exchanged by us as described below.

        In the event that a person acquires 15% or more of the shares of Class A common stock then outstanding, except pursuant to a tender offer or exchange offer for all the outstanding shares of our Class A common stock approved by our board before the person acquires 15% or more of the shares of Class A common stock then outstanding, each holder of a right other than that person and certain related parties, whose rights will automatically become null and void, will thereafter be entitled to receive, upon exercise of the right, a number of shares of Class A common stock, or in certain circumstances, cash, property or other securities of our company, having a current market price averaged over the previous 30 consecutive trading days equal to two times the exercise price of the right.

        If at any time on or after a person acquires 15% or more of the shares of common stock then outstanding, our company effects a merger or other business combination in which it is not the surviving entity, or any shares of our Class A common stock are changed into or exchanged for other securities, or 50% or more of our assets, cash flow or earning power is sold or transferred, then each holder of a right, except rights owned by any person who has acquired 15% or more of the shares of Class A common stock then outstanding or certain related parties, which will have become void as set forth above, will thereafter have the right to receive, upon exercise, a number of shares of Class A common stock of the acquiring company having a fair market value equal to two times the exercise price of the right.

        The exercise price payable, and the number of shares of series B junior participating preferred stock, shares of Class A common stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution in the event of a stock dividend on the series B junior participating preferred stock payable in shares of series B junior participating preferred stock, a subdivision or combination of the preferred stock, a grant or distribution to holders of the series B junior participating preferred stock of certain subscription rights, warrants, evidence of indebtedness, cash or other assets, or other similar events. In addition, the number of rights associated with each share of our Class A common stock is subject to adjustment in the event of a declaration of a dividend on our Class A common stock payable in Class A common stock or a subdivision or combination of our Class A common stock.

        No fractional rights or shares of series B junior participating preferred stock will be issued. In lieu thereof, an adjustment in cash will be made based on the market price of the Class A common stock, right or series B junior participating preferred stock on the last trading date prior to the date of exercise. Pursuant to the rights agreement, we reserve the right to require that, prior to the occurrence of one of the events that triggers the ability to exercise the rights, upon any exercise of rights, a number of rights be exercised so that only whole shares of series B junior participating preferred stock will be issued.

        We will also have the option, at any time after a person acquires 15% and before a person acquires a majority of the shares of our Class A common stock then outstanding to exchange some or all of the rights, other than rights owned by the acquiring person or certain related parties, which will have become void, at an exchange ratio of one share of Class A common stock and/or other equity securities deemed to have the same value as one share of common stock, per right, subject to adjustment.

        At any time prior to the time the rights become exercisable, our company, by vote of a majority of our board, may redeem the rights in whole, but not in part, at a price of $0.01 per right, payable, at our option, in cash, shares of Class A common stock or other consideration as our board may determine. Upon redemption, the rights will terminate and holders of rights will receive only the redemption price.

        For as long as the rights are redeemable, we may amend the rights agreement in any manner, including extending the time period in which the rights may be redeemed. After the time the rights cease to be redeemable, we may amend the rights in any manner that does not materially adversely affect the interests of holders of the rights as such. Until a right is exercised, the holder, as such, will have no rights as a stockholder of our company, including the right to vote or to receive dividends.

        Each share of stock that may be issued upon exercise of the rights will be entitled to receive, when, as and if declared, cash and non-cash dividends equal to the greater of:

  •
  a dividend multiple of 100 times the aggregate per share amount of all cash and non-cash dividends declared or paid on the common stock, subject to adjustments for stock splits or dividends payable in common stock or reclassifications of common stock; or

  •
  preferential quarterly cash dividends of $0.01 per share.

        Holders of series B junior participating preferred stock will have a vote multiple of 100 votes per share, subject to adjustments for dividends payable in common stock or subdivisions or combinations of common stock and, except as otherwise provided by the certificate of incorporation, or applicable law, will vote together with holders of common stock as a single class. In the event that the preferential quarterly cash dividends are in arrears for six or more quarterly dividend payment periods, holders of series B junior participating preferred stock will have the right to elect two additional members of our board.

        In the event of the liquidation, dissolution or winding up of our company, after provision for liabilities and any preferential amounts payable with respect to any preferred stock ranking senior to the series B junior participating preferred stock, the holders of any series B junior participating preferred stock will be entitled to receive liquidation payments per share in an amount equal to the following:

  •
  $1.00 plus an amount equal to accrued and unpaid dividends and distributions thereon to the date of payment; and

  •
  a proportionate share, on equal terms with the holders of common stock, of the assets remaining after payment described above and a nominal payment to the holders of Class A common stock.

        The rights of the series B junior participating preferred stock as to dividends, voting and liquidation are protected by antidilution provisions.

        In the event of a consolidation, merger or other transaction in which the shares of capital stock are exchanged, holders of shares of series B junior participating preferred stock will be entitled to receive an amount per share equal to 100 times the amount of stock, securities, cash or other property for which each share of Class A common stock is exchanged. The shares of series B junior participating preferred stock are not redeemable at the option of our company or any holder thereof.

        The rights will have certain anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire our company without the approval of our board. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire our company, even if that acquisition may be in the best interests of our stockholders. Because our board can redeem the rights or approve a permitted offer, the rights will not interfere with a merger or other business combination approved by our board.

        The rights agreement excludes Veritas Capital, as well as transferees of at least 15% of our then outstanding Class A common stock from Veritas Capital, from being considered an acquiring person.

Registration Rights

        We have entered into a registration rights agreement, dated as of May 3, 2006, with DIV Holding LLC. The terms of the registration rights agreement include provisions for demand registration rights and piggyback registration rights in favor of certain holders of our common stock.

        Subject to the terms of the registration rights agreement, DIV Holding LLC has the right to require that we register their shares under the Securities Act for sale to the public. The registration statement we have filed with the SEC on Form S-3, of which this prospectus forms a part, is being made pursuant to a demand registration right under the terms of the registration rights agreement. Pursuant to the registration rights agreement, we are required to use our best efforts to cause such registration statement to remain effective for such time as the shares registered hereunder have been sold by the selling stockholder.

        Pursuant to the terms of the registration rights agreement, we have agreed to pay all expenses relating to the registration of shares covered by this prospectus, including all registration and filing fees, printing expenses, fees and expenses of our counsel and independent public accountants, fees and expenses of counsel for DIV Holding LLC, fees of the Financial Industry Regulatory Authority, transfer taxes, fees of transfer agents and registrars and costs of insurance. DIV Holding LLC will bear the costs of any underwriting discounts or selling commissions, if any, attributable to the sale of the shares. The registration rights agreement also provides that we will indemnify the selling stockholder, persons affiliated with them, and any participating underwriters against certain liabilities to which they may become subject in connection with the offering and sale of the shares contemplated by this prospectus, including liabilities arising under the Securities Act.

Transfer Agent and Registrar

        The Transfer Agent and Registrar for our Class A common stock is The Bank of New York.

Listing

        Our Class A common stock is listed on the NYSE under the trading symbol "DCP".

 CERTAIN U.S. FEDERAL TAX CONSEQUENCES FOR NON-U.S. HOLDERS

        The following summary describes the material United States Federal income and estate tax consequences of the ownership of Class A common stock by a Non-U.S. Holder (as defined below) as of the date hereof. This discussion does not address all aspects of United States Federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to Non-U.S. Holders in light of their personal circumstances. Special rules may apply to certain Non-U.S. Holders, such as United States expatriates, "controlled foreign corporations," "passive foreign investment companies," corporations that accumulate earnings to avoid United States Federal income tax, and investors in pass-through entities that are subject to special treatment under the Internal Revenue Code of 1986, as amended, or the Code. Such Non-U.S. Holders are urged to consult their own tax advisors to determine the United States Federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in United States Federal income tax consequences different from those discussed below. Prospective Non-U.S. Holders considering the purchase, ownership or disposition of Class A common stock are urged to consult their own tax advisors concerning the United States Federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction. If a partnership holds the Class A common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Persons who are partners of partnerships holding Class A common stock are urged to consult their tax advisors.

        As used in this discussion, the term "Non-U.S. Holder" means a beneficial owner of Class A common stock that is, for United States Federal income tax purposes:

  •
  a nonresident alien individual;

  •
  a foreign corporation;

  •
  an estate whose income is not subject to United States Federal income tax on a net income basis; or

  •
  a trust, if no court within the United States is able to exercise primary jurisdiction over its administration or if no United States persons have the authority to control all of its substantial decisions and has not properly elected to be treated as a United States person.

Dividends

        Distributions, if any, made to a Non-U.S. Holder out of our current or accumulated earnings and profits generally will constitute dividends for U.S. tax purposes. Dividends paid to a Non-U.S. Holder generally will be subject to withholding of United States Federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of the Non-U.S. Holder, are not subject to the withholding tax, but instead are subject to United States Federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements including delivery of a properly executed Internal Revenue Service, or IRS, Form W-8ECI must be satisfied for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To the extent distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce the Non-U.S. Holder basis in our Class A common stock, but not below zero, and then will be treated as gain from the sale of stock.

        A Non-U.S. Holder that wishes to claim the benefit of an applicable treaty rate (and avoid backup withholding as discussed below) for dividends will be required to (a) complete IRS Form W-8BEN (or other applicable form) and certify under penalties of perjury that such holder is not a United States person or (b) if the Class A common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain Non-U.S. Holders that are entities rather than individuals.

        A Non-U.S. Holder eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

        A Non-U.S. Holder generally will not be subject to United States Federal income tax with respect to gain recognized on a sale or other disposition of Class A common stock unless (i) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, and, in cases in which certain tax treaties apply, is attributable to a United States permanent establishment of the Non-U.S. Holder, (ii) in the case of a Non-U.S. Holder who is an individual and holds the Class A common stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (iii) the company is or has been a "United States real property holding corporation" for United States Federal income tax purposes. The company believes it is not, has not been and does not anticipate becoming a "United States real property holding corporation" for United States Federal income tax purposes.

        An individual Non-U.S. Holder described in clause (i) above will be subject to tax on the net gain derived from the sale under regular graduated United States Federal income tax rates. An individual Non-U.S. Holder described in clause (ii) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses (even though the individual is not considered a resident of the United States) but may not be offset by any capital loss carryovers. If a Non-U.S. Holder that is a foreign corporation falls under clause (i) above, it will be subject to tax on its gain under regular graduated United States Federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

Federal Estate Tax

        Class A common stock held by an individual Non-U.S. Holder at the time of death will be included in such holder's gross estate for United States Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

        The company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

        A Non-U.S. Holder will be subject to backup withholding unless applicable certification requirements are met.

        Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of Class A common stock within the United States or conducted through United States related financial intermediaries unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person) or the holder otherwise establishes an exemption.

        Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's United States Federal income tax liability provided the required information is furnished timely to the IRS.

 UNDERWRITING

        The Company, the selling stockholder and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. ("Goldman Sachs") and Credit Suisse Securities (USA) LLC ("Credit Suisse") are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Credit Suisse Securities (USA) LLC
Total	10,000,000

        The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until such option is exercised.

        If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,500,000 shares from the selling stockholder. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

        The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholder. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 1,500,000 additional shares.

Paid by the Selling Stockholder	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

        Shares sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $                        per share from the initial price to public. If all the shares are not sold at the initial price to public, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC, or exercise any right with respect to the filing of a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge disposition or filing without the prior written consent of Goldman Sachs and Credit Suisse for a period of 90 days after the date of this prospectus.

        Notwithstanding the foregoing, within such 90 day period and any extension thereof, we may issue stock or options under any employee benefit or dividend reinvestment plan, issue common stock in connection with the acquisition by us of assets or another business, or issue common stock in connection with our acquisition by another business or entity in which all of the stockholders of our common stock are entitled to participate.

        The initial 90 day period described above may be extended as follows: if, during the last 17 days of such 90 day period, we release earnings results or announce material news or a material event or, prior to the expiration of such 90 day period, we announce that we will release earnings results during the

15-day period following the last day of such 90 day period, then in each case the initial 90 day period will be automatically extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the announcement of the material news or material event, as applicable, unless such extension is waived in writing by Goldman Sachs and Credit Suisse.

        Our officers, directors, senior management and selling stockholder have agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Goldman Sachs and Credit Suisse for a period of 90 days after the date of this prospectus; provided, however, that if, during the last 17 days of such 90 day period, we release earnings results or announce material news or a material event or, prior to the expiration of such 90 day period, we announce that we will release earnings results during the 15-day period following the last day of such 90 day period, then in each case the initial 90 day period will be automatically extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the announcement of the material news or material event, as applicable, unless such extension is waived in writing by Goldman Sachs and Credit Suisse.

        The Company's Class A common stock is listed on the NYSE under the symbol "DCP".

        In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the selling stockholder in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company's stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

        The Company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $780,000.

        The Company and the selling stockholder have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

        Certain of the underwriters and their respective affiliates have, from time to time, performed, and, may in the future perform, various financial advisory and investment banking services for the Company, for which they received or will receive customary fees and expenses. In May 2006, Goldman Sachs and Credit Suisse acted as underwriters for the initial public offering of the Company's common stock. Goldman Sachs acted as an initial purchaser in connection with the offering of senior subordinated notes in July 2008.

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

          (a)   to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

          (b)   to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

          (c)   to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

          (d)   in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Investors in the United Kingdom

        Each of the underwriters has represented and agreed that:

          (a)   it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (as amended), or FSMA)

  received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

          (b)   it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

        The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

        The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

 NOTICE TO CANADIAN INVESTORS

Resale Restrictions

        The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholder prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

        By purchasing common stock in Canada and accepting a purchase confirmation, a purchaser is representing to us, the selling stockholder and the dealer from whom the purchase confirmation is received that:

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

  •
  where required by law, that the purchaser is purchasing as principal and not as agent;

  •
  the purchaser has reviewed the text above under Resale Restrictions; and

  •
  the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the common stock to the regulatory authority that by law is entitled to collect the information.

        Further details concerning the legal authority for this information is available on request.

Rights of Action—Ontario Purchasers Only

        Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us and the selling stockholder in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholder. In no case will the amount recoverable in any action exceed the price at which the common stock was offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholder will have no liability. In the case of an action for damages, we and the selling stockholder will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein and the selling stockholder may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

 LEGAL MATTERS

        Schulte Roth & Zabel LLP, counsel to us, will pass upon the validity of our Class A common stock offered in this offering. Certain legal matters will be passed upon for the underwriters by Latham & Watkins LLP.

EXPERTS

        The financial statements and the related financial statement schedules in this prospectus incorporated by reference from our Annual Report on Form 10-K for fiscal 2009 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the adoption of the Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" on March 31, 2007), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We file annual, quarterly and current reports and other information with the SEC. We have also filed with the SEC a registration statement on Form S-3 to register the securities being offered in this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement. For further information about us and the securities offered in this prospectus, please refer to the registration statement and its exhibits. Our SEC filings may be inspected and copied at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers, including us, that file electronically with the SEC. These SEC filings are available from the SEC's web site at http://www.sec.gov. More information about us can be obtained by visiting our web site at www.dyn-intl.com. Information appearing on our website is not part of, and is not incorporated by reference in, this prospectus.

INCORPORATION BY REFERENCE

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. The following documents, which are on file with the SEC, are incorporated into this prospectus by reference:

  •
  our Annual Report on Form 10-K for fiscal 2009;

  •
  our definitive Proxy Statement on Schedule 14A filed on June 15, 2009;

  •
  our Current Report on Form 8-K filed with the SEC on April 7, 2009; and

  •
  the description of our common stock contained in our registration statement on Form 8-A filed with the SEC on May 3, 2006.

        We incorporate by reference any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act between the date of the filing of the registration statement of which this prospectus is a part and prior to the effective date of the registration statement (other than Current Reports on Form 8-K containing only disclosure furnished under Item 2.02 or 7.01 of Form 8-K and exhibits relating to such disclosures, unless otherwise specifically stated in such Current Report on Form 8-K). We also incorporate by reference any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the date all of the securities offered hereby are sold (other than Current Reports on Form 8-K containing only disclosure furnished under Items 2.02 or 7.01 of

Form 8-K and exhibits relating to such disclosures, unless otherwise specifically stated in such Current Report on Form 8-K).

        You may request a copy of these filings, at no cost, by writing or telephoning us at the address below.

Corporate Secretary
DynCorp International Inc.
3190 Fairview Park Drive, Suite 700
Falls Church, VA 22042
(571) 722-0210

A History of Critical Missions

DynCorp
INTERNATIONAL

U.S.AIR FORCE
U.S.ARMY
UNITED STATES

We serve today for a safe tomorrow.™

 PART II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

        The following table indicates the expenses we will incur in connection with the offering described in this registration statement. All amounts are estimates, other than the SEC registration fee and the NASD fee.

SEC registration fee	$7,623
FINRA fee	$25,329
Accounting fees and expenses	$50,000
Legal fees and expenses	$600,000
Printing expenses	$75,000
Transfer agent fees and expenses	$5,000
Miscellaneous expenses	$17,048

Total	$780,000

        Pursuant to the registration rights agreement that we have entered into with it, the selling stockholder will not bear any of the expenses of this offering, except for any underwriting discounts or selling commissions, if any, attributable to the sale of the shares.

Item 15. Indemnification of Directors and Officers.

Indemnification under the Delaware General Corporation Law

        Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful.

        Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

        Section 145 further provides that to the extent a present or former director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; that indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person's heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145.

        Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (1) for any breach of the director's duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL, or (4) for any transaction from which the director derived an improper personal benefit. Our certificate of incorporation contains such a provision.

        These provisions will not limit the liability of directors or officers under the federal securities laws of the United States.

Indemnification under the Certificate of Incorporation

        Our amended and restated certificate of incorporation provides that none of our directors shall be liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent otherwise required by the DGCL. The effect of this provision is to eliminate our rights, and our stockholders' rights, to recover monetary damages against a director for breach of a fiduciary duty of care as a director. This provision does not limit or eliminate our right, or the right of any stockholder, to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, our amended and restated certificate of incorporation provides that, if the DGCL is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. These provisions will not alter the liability of directors under federal or state securities laws. Our amended and restated certificate of incorporation also includes provisions for the indemnification of our directors and officers to the fullest extent permitted by Section 145 of the DGCL.

Indemnification under the Bylaws

        Our bylaws do not contain any provisions with respect to indemnification.

Indemnification under indemnification agreements with our directors and officers

        We have entered into an indemnification agreement with each of our directors which requires us, among other things, to indemnify them against certain liabilities which may arise by reason of his status or service as a director (other than liabilities arising from willful misconduct of a culpable nature). We also intend to maintain director and officer liability insurance, if available on reasonable terms.

Item 16. Exhibits

Exhibit Number	Description
1.1**	Form of Underwriting Agreement.
4.1	Specimen of Common Stock Certificate (included as an exhibit to Amendment No. 3 to DynCorp International Inc.'s Form S-1 (Reg. No. 333-128637) filed on March 27, 2006, and incorporated by reference).
5.1**	Opinion of Schulte Roth & Zabel LLP.
23.1**	Consent of Deloitte & Touche LLP.
23.2**	Consent of Schulte Roth & Zabel LLP (incorporated by reference in Exhibit 5.1).
24**	Power of Attorney (included on the signature pages to this Registration Statement).

**
Filed herewith.

Item 17. Undertakings.

        The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Fairfax, Virginia, on the 4th day of August, 2009.

DYNCORP INTERNATIONAL INC.
By:	/s/ WILLIAM L. BALLHAUS Name: William L. Ballhaus Title: President and Chief Executive Officer

Date: August 4, 2009

        KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints William L. Ballhaus and Michael J. Thorne, and each of them, severally (with full power to act alone), as the true and lawful attorneys-in-fact and agents for the undersigned, with full power of substitution and resubstitution, for and in the name, place, and stead of the undersigned in any and all capacities, to sign any and all amendments to the registration statement, including post-effective amendments thereto and any registration statements filed pursuant to Rule 462 under the Securities Act of 1933, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ WILLIAM L. BALLHAUS William L. Ballhaus	Chief Executive Officer, President and Director (principal executive officer)	August 4, 2009
/s/ MICHAEL J. THORNE Michael J. Thorne	Senior Vice President, Chief Financial Officer and Treasurer (principal financial and accounting officer)	August 4, 2009
* Robert B. McKeon	Director	August 4, 2009
/s/ MICHAEL J. BAYER Michael J. Bayer	Director	August 4, 2009

Signature	Title	Date

* Mark H. Ronald	Director	August 4, 2009
* General Barry R. McCaffrey	Director	August 4, 2009
* Ramzi M. Musallam	Director	August 4, 2009
* Admiral Joseph W. Prueher	Director	August 4, 2009
* Charles S. Ream	Director	August 4, 2009
* Admiral Leighton W. Smith Jr.	Director	August 4, 2009
* Herbert J. Lanese	Director	August 4, 2009
/s/ GENERAL PETER J. SCHOOMAKER General Peter J. Schoomaker	Director	August 4, 2009

*By:	/s/ MICHAEL J. THORNE Michael J. Thorne Attorney- in- Fact

 EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
1.1**	Form of Underwriting Agreement.
4.1	Specimen of Common Stock Certificate (included as an exhibit to Amendment No. 3 to DynCorp International Inc.'s Form S-1 (Reg. No. 333-128637) filed on March 27, 2006, and incorporated by reference).
5.1**	Opinion of Schulte Roth & Zabel LLP.
23.1**	Consent of Deloitte & Touche LLP.
23.2**	Consent of Schulte Roth & Zabel LLP (incorporated by reference in Exhibit 5.1).
24**	Power of Attorney (included on the signature pages to this Registration Statement).

**
Filed herewith.

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TABLE OF CONTENTS
FORWARD-LOOKING STATEMENTS
MARKET DATA, BACKLOG AND ESTIMATED CONTRACT VALUES
PROSPECTUS SUMMARY
THE OFFERING
SUMMARY CONSOLIDATED HISTORICAL FINANCIAL DATA
RISK FACTORS
USE OF PROCEEDS
DIVIDEND POLICY
PRICE RANGE OF COMMON STOCK
CAPITALIZATION
SELECTED FINANCIAL DATA
SELLING STOCKHOLDER
DESCRIPTION OF CAPITAL STOCK
CERTAIN U.S. FEDERAL TAX CONSEQUENCES FOR NON-U.S. HOLDERS
UNDERWRITING
NOTICE TO CANADIAN INVESTORS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INCORPORATION BY REFERENCE
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX